File Nos.333-19699
                                                                     811-05716
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                FORM    N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    ( )
        Pre-Effective Amendment No. 1                                      (X)
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
        Amendment No. 20                                                   (X)

                      (Check    appropriate    box    or    boxes.)

     PREFERRED LIFE VARIABLE ACCOUNT C
     ---------------------------------
     (Exact Name of Registrant)

     PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
     ---------------------------------------------
     (Name of Depositor)

     152 West 57th Street, 18th Floor, New York, New York              10019
     ----------------------------------------------------            ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's    Telephone    Number,   including  Area  Code    (212)  586-7733

Name and Address of Agent for Service
-------------------------------------
          Eugene Long
          Preferred Life Insurance Company of New York
          152 West 57th Street, 18th Floor
          New York, New York  10019

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT 06881
          (203) 226-7866

Approximate    Date    of    Proposed    Public    Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation    of    Registration  Fee  under  the  Securities  Act  of  1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            CROSS  REFERENCE  SHEET
                           (Required  by  Rule  495)

Item No.                                         Location
                           PART  A

Item 1.   Cover  Page.                           Cover  Page

Item 2.   Definitions.                           Index  of  Terms

Item 3.   Synopsis  or  Highlights               Profile

Item 4.   Condensed  Financial  Information      Not  Applicable

Item 5.   General  Description  of  Registrant,
          Depositor,  and  Portfolio  Companies  Preferred  Life,
                                                 The Separate
                                                 Account, Investment
                                                 Options

Item 6.   Deductions                             Expenses

Item 7.   General  Description  of  Variable
          Annuity  Contracts                     The Valuemark IV
                                                 Variable and Fixed
                                                 Annuity Contract

Item 8.   Annuity  Period                        Annuity  Payments
                                                      (The Payout Phase)

Item 9.   Death  Benefit                         Death  Benefit

Item 10.  Purchases  and  Contract  Value        Purchase

Item 11.  Redemptions.                           Access  to  Your
                                                 Money

Item 12.  Taxes                                  Taxes

Item 13.  Legal  Proceedings                     None

Item 14.  Table of Contents of the Statement of
          Additional Information                 Table of Contents of
                                                 the Statement of
                                                 Additional Information

                          PART  B

Item 15.  Cover Page                             Cover Page

Item 16.  Table of Contents                      Table of Contents

Item 17.  General Information and History        Insurance Company

Item 18.  Services                               Not Applicable

Item 19.  Purchase of Securities Being Offered   Not Applicable

Item 20.  Underwriters                           Distributor

Item 21.  Calculation of Performance Data        Calculation of
                                                 Performance Data

Item 22.  Annuity Payments                       Annuity Provisions

Item 23.  Financial Statements                   Financial Statements


                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.



            PROFILE OF THE VALUEMARK IV VARIABLE ANNUITY CONTRACT

                                 May __, 1997

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE VALUEMARK IV VARIABLE ANNUITY CONTRACT WITH A FIXED ACCOUNT OPTION. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE VALUEMARK IV VARIABLE ANNUITY CONTRACT. The variable annuity contract with a fixed account option offered by Preferred Life is a contract between you, the owner, and Preferred Life Insurance Company of New York (Preferred
Life), an insurance company. The Contract provides a means for investing on a tax-deferred basis in 23 funds of the Franklin Valuemark Funds, a series fund,
and  a  fixed  account    option     of Preferred Life. The Contract is
intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed annuity income options.

The Contract has 24 investment options. There are 23 funds which are managed by Franklin Advisers, Inc. and its Templeton and Franklin affiliates. A list of the available funds is contained in Section 4. Depending upon market conditions, you can make or lose money in the funds based on the fund's investment performance. The funds are designed to offer a better return than the fixed account option, however, this is not guaranteed.

The fixed account offers an interest rate that is guaranteed by Preferred Life. The interest rate is set monthly and is guaranteed for 12 months. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Preferred Life.

Preferred Life reserves the right to limit the number of funds which you may invest in at any one time (now or in the future). Currently, you can put your money in 10 investment options (which includes any of the 23 funds listed in Section 4 and the Preferred Life fixed account).

Like all deferred annuity contracts, your Contract has two phases: the accumulation phase and the payout phase. During the accumulation phase, your earnings accumulate on a tax-deferred basis and are based on the investment performance of the fund(s) you selected and/or the interest rate earned on the money you have in the fixed account. During the accumulation phase, the earnings are taxed as income only when you make a surrender. The payout phase occurs when you begin receiving regular payments from your Contract. The amount of the payments you may receive during the payout phase depends in part upon the amount of money you are able to accumulate in your Contract during the accumulation phase.

2. ANNUITY PAYMENTS (THE PAYOUT PHASE). You can receive monthly annuity payments from your Contract by selecting one of the following annuity options (all of these options assume you are the owner and the annuitant): (1) payments for your life; (2) payments for your life, but if you die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5,10, 15 or 20 years);
(3) payments during the joint lifetime of you and the joint annuitant - when either of you die, payments will continue as long as the survivor lives; (4) payments during the joint lifetime of you and the joint annuitant, but if you or the joint annuitant die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years); and (5) payments during your life ending with the last payment due prior to your death with a guarantee that at your death Preferred Life will make a refund to your beneficiary. Once you begin receiving regular payments, you cannot change your annuity option or surrender your Contract.

During the payout phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments based on the performance of the funds (variable payout), the fixed account (fixed payout), or both. If you choose to have any part of your payments based on fund performance, the dollar amount of your annuity payments may go up or down, depending on the investment performance.

3.      PURCHASE.    You  can  buy the Contract with $5,000 or more under most
circumstances. You can add $250 or more any time you like during the accumulation phase. Contact your registered representative to help you fill out the proper forms. You and the annuitant cannot be older than 85 years old at the time you buy the Contract.

4. INVESTMENT OPTIONS. You may invest in the Preferred Life fixed account or the following funds of Franklin Valuemark Funds:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME:
Money  Market  Fund

FUNDS  SEEKING  CURRENT  INCOME:
High  Income  Fund
Templeton  Global  Income  Securities  Fund
U.S.  Government  Securities  Fund
Zero  Coupon  Funds  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME:
Growth  and  Income  Fund
Income  Securities  Fund
Mutual  Shares  Securities  Fund
Real  Estate  Securities  Fund
Rising  Dividends  Fund
Templeton  Global  Asset  Allocation  Fund
Utility  Equity  Fund

FUNDS  SEEKING  CAPITAL  GROWTH:
Capital  Growth  Fund
Mutual  Discovery  Securities  Fund
Natural  Resources  Securities  Fund  (formerly,  Precious  Metals  Fund)
Small  Cap  Fund
Templeton  Developing  Markets  Equity  Fund
Templeton  Global  Growth  Fund
Templeton  International  Equity  Fund
Templeton  International  Smaller  Companies  Fund
Templeton  Pacific  Growth  Fund

The funds are fully described in the attached prospectus for Franklin Valuemark Funds. You can make or lose money based on the fund's performance.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

The annual insurance charges total 1.49% of the average daily value of your Contract allocated to the funds during the accumulation period (1.40% during the payout phase). Each year Preferred Life also deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the cumulative value of all your Valuemark IV Contracts (registered with the same social security number) are at least $50,000. There are also annual fund charges which vary depending upon the funds you select. In 1996, these expenses ranged from .40% to 1.49% of the average daily value of the funds.

You can transfer between accounts up to 12 times a year without charge. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less. Market timing transfers may not be permitted.

If you make a surrender from the Contract, Preferred Life may assess a contingent deferred sales charge (surrender charge). The amount of the charge depends upon how long Preferred Life has had your payment. Each purchase payment you add to your Contract has its own 7 year charge period. The charge is:

   Number  of  complete  years  from  receipt   0  1  2  3  4  5  6  7 or more

   Contingent  deferred  sales  charge
   (as  a  percentage  of  purchase  payments)  6% 6% 6% 5% 4% 3% 2% 0%

Under certain circumstances, after the first year, Preferred Life will permit you to access your money in the contract without deducting a contingent deferred sales charge: 1) if you become terminally ill; or 2) if you become disabled. Also, if you are unemployed for at least 90 consecutive days, you can take up to 50% of your money out of the Contract without incurring a contingent deferred sales charge.

The State of New York does not impose a premium tax on purchase payments for annuities.

We have provided the following chart to help you understand the expenses in your Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.49% insurance charges and the total annual fund expenses for each fund. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you surrender your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the contingent deferred sales charge. For year 10, the Total Annual Charges are assessed but no contingent deferred sales charge is deducted. The premium tax is assumed to be 0% in both examples. These are just examples. They do not represent past or future expenses or returns.


                                                                                EXAMPLES:
                                           Total
                                           Annual      Total         Total      Expenses    Expenses
                                           Insurance   Annual Fund   Annual     at end of   at end of
Fund                                       Charges     Expenses      Expenses       1 Year    10 Years
-----------------------------------------  ----------  ------------  ---------  ----------  ----------

Money Market                                    1.59%          .53%      2.12%  $       82  $      245

Growth and Income                               1.59%          .50%      2.09%  $       81  $      242

Natural Resources Securities*                   1.59%          .65%      2.24%  $       83  $      257

Real Estate Securities                          1.59%          .57%      2.16%  $       82  $      249

Utility Equity                                  1.59%          .50%      2.09%  $       81  $      242

High Income                                     1.59%          .54%      2.13%  $       82  $      246

Templeton Global Income Securities              1.59%          .61%      2.20%  $       82  $      253

Income Securities                               1.59%          .50%      2.09%  $       81  $      242

U.S. Government Securities                      1.59%          .51%      2.10%  $       81  $      243

Zero Coupon 2000                                1.59%          .40%      1.99%  $       80  $      231

Zero Coupon 2005                                1.59%          .40%      1.99%  $       80  $      231

Zero Coupon 2010                                1.59%          .40%      1.99%  $       80  $      231

Rising Dividends                                1.59%          .76%      2.35%  $       84  $      268

Templeton International Equity                  1.59%          .89%      2.48%  $       85  $      282

Templeton Pacific Growth                        1.59%          .99%      2.58%  $       86  $      292

Templeton Global Growth                         1.59%          .93%      2.52%  $       86  $      286

Templeton Developing Markets Equity             1.59%         1.49%      3.08%  $       91  $      340

Templeton Global Asset Allocation               1.59%          .86%      2.45%  $       85  $      279

Small Cap                                       1.59%          .77%      2.36%  $       84  $      270

Templeton International Smaller Companies       1.59%         1.16%      2.75%  $       88  $      308

Capital Growth                                  1.59%          .77%      2.36%  $       84  $      270

Mutual Discovery Securities                     1.59%         1.05%      2.64%  $       87  $      298

Mutual Shares Securities                        1.59%          .85%      2.44%  $       85  $      278

    *  Prior  to  May 1, 1997, the Natural Resources Securities Fund was known as the Precious Metals
Fund.

The expenses for the newly formed funds have been estimated. The expenses for the Zero Coupon funds reflect current fee waiver arrangements. For more detailed information, see the Fee Table in the prospectus for the Contract.

6. TAXES. Any earnings are not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the taxable amounts surrendered. Payments during the payout phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Contract is tax-qualified,  the  entire  payment  may  be  taxable.

7. ACCESS TO YOUR MONEY. You may make a surrender at any time during the accumulation phase. Any partial surrender must be for at least $500. You may request a surrender in writing or by electing the Systematic Withdrawal Program or Minimum Distribution Program which are briefly described in Section 10 of this Profile. After the first year, you can make multiple surrenders up to a total of 15% of the value of your Contract each year without charge from Preferred Life. Surrenders in excess of that amount will be subject to a contingent deferred sales charge. If you do not surrender the full 15% in any one Contract year, you may not carry over the remaining percentage amount to another year. Surrenders in excess of the 15% free withdrawal will be charged a contingent deferred sales charge which declines from 6% to 0% depending upon the number of complete years we have had your payment. After Preferred Life has had a payment for 7 years, there is no charge for surrenders related to that payment. Each purchase payment you add to your Contract has its own 7 year charge period. Of course, you may also have to pay income tax and a tax penalty on any money you take out of the Contract.

8. PERFORMANCE OF THE FUNDS. The value of the Contract will vary up or down depending upon the performance of the fund(s) you choose. From time to time, Preferred Life may advertise total return figures based upon each fund's performance. As of the date of this prospectus, the sale of the Contracts has not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT. If you die during the accumulation phase, the person you have selected as your beneficiary will receive a death benefit. This death benefit will be the greater of: 1) the current value of your Contract, less any taxes, on the day all claim proofs and payment election forms are received by Preferred Life at the Valuemark Service Center; or 2) (if applicable) the guaranteed minimum death benefit, less any taxes, as of the day you die. The guaranteed minimum death benefit as of the date of death is the greater of: A) payments you have made, less any money you have taken out and charges paid on the money you have taken out; or B) the highest value of the contract on each contract anniversary prior to the owner's 76th birthday, increased by any payments made since that anniversary, less any money taken out and charges paid on the money you have taken out since that anniversary.

10.    OTHER  INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a contingent deferred sales charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment.

     No  Probate.   In most cases, when you die, your beneficiary will receive the  death  benefit  without  going  through  probate.

     Purchasing Considerations. The Valuemark IV Variable Annuity Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional  Features.   The Contract offers additional features which you
might  be  interested  in.  These  include:

     Automatic Investment Plan - You can automatically add to your Contract on a monthly or quarterly basis for as little as $100 by electronic transfer of monies from your savings or checking account.

     Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically transferred from selected funds to other funds each month, theoretically this can give you a lower average cost per unit over time than a single one time purchase. However, there are no guarantees that this will take place.

     Flexible Rebalancing - Preferred Life will automatically readjust your Contract value among the funds to maintain your specified allocation mix. This can be done quarterly, semi-annually or annually.

     Systematic Withdrawal Program - You can elect to receive monthly or quarterly payments from Preferred Life while your Contract is in the accumulation phase. Of course, you may have to pay contingent deferred sales charges, tax penalties and taxes on the money you receive.

     Minimum Distribution Program - You can arrange to have money sent to you each month or quarter to meet certain required distribution requirements imposed by the Internal Revenue Code.

These  features  may  not  be  suitable  for  your  particular  situation.

11.    INQUIRIES.   If you have any questions about your Contract or need more information,  please  contact  us  at:

                          Valuemark  Service  Center
                          300  Berwyn  Park
                          P.O.  Box  3031
                          Berwyn,  PA  19312-0031
                          (800)  624-0197



                  THE VALUEMARK IV VARIABLE ANNUITY CONTRACT
                                 ISSUED BY

                       PREFERRED LIFE VARIABLE ACCOUNT C
                                    AND
                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

This prospectus describes the Valuemark IV Variable Annuity Contract with a Fixed Account option offered by Preferred Life Insurance Company of New York (Preferred Life).

The annuity has 24 investment options - the 23 Funds of Franklin Valuemark Funds which are listed below and a Fixed Account option of Preferred Life. You can select up to 10 investment options (which includes any of the Funds listed below and the Fixed Account).

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME
Money  Market  Fund

FUNDS  SEEKING  CURRENT  INCOME
High  Income  Fund
Templeton  Global  Income  Securities  Fund
U.S.  Government  Securities  Fund
Zero  Coupon  Funds  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME
Growth  and  Income  Fund
Income  Securities  Fund
Mutual  Shares  Securities  Fund
Real  Estate  Securities  Fund
Rising  Dividends  Fund
Templeton  Global  Asset  Allocation  Fund
Utility  Equity  Fund

FUNDS  SEEKING  CAPITAL  GROWTH
Capital  Growth  Fund
Mutual  Discovery  Securities  Fund
Natural  Resources  Securities  Fund  (formerly,  Precious  Metals  Fund)
Small  Cap  Fund
Templeton  Developing  Markets  Equity  Fund
Templeton  Global  Growth  Fund
Templeton  International  Equity  Fund
Templeton  International  Smaller  Companies  Fund
Templeton  Pacific  Growth  Fund

Please read this prospectus before investing and keep it for future reference. It contains important information about the Valuemark IV Variable Annuity Contract with a Fixed Account option.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated May __, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at
(800) 342-3863 or write us at: 152 West 57th Street, 18th Floor, New York, New York 10019.

INVESTMENT  IN  A  VARIABLE  ANNUITY  CONTRACT IS SUBJECT TO    INVESTMENT
RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May  __,  1997



                               TABLE OF CONTENTS

                                                                       PAGE

INDEX  OF  TERMS

FEE  TABLE

1.    THE  VALUEMARK  IV  VARIABLE  ANNUITY  CONTRACT
Contract  Owner
Joint  Owner
Annuitant
Beneficiary
Assignment

2.      ANNUITY  PAYMENTS  (THE    PAYOUT      PHASE)
Annuity  Options

3.      PURCHASE
Purchase  Payments
Automatic  Investment  Plan
Allocation  of  Purchase  Payments
Free  Look
Accumulation  Units

4.      INVESTMENT  OPTIONS
Transfers
Dollar  Cost  Averaging  Program
Flexible  Rebalancing
Voting     Privileges
Substitution

5.      EXPENSES
Insurance  Charges
Mortality  and  Expense  Risk  Charge
Administrative  Charge
Contract  Maintenance  Charge
Contingent  Deferred  Sales  Charge
Waiver  of  Contingent  Deferred  Sales  Charge  Benefits
Reduction  or  Elimination  of  the  Contingent  Deferred  Sales  Charge
Transfer  Fee
Income  Taxes
Fund  Expenses

6.      TAXES
Annuity  Contracts  in  General
Qualified  and  Non-Qualified  Contracts
   Surrenders  -  Non-Qualified  Contracts
Surrenders  -  Qualified  Contracts
Surrenders  -  Tax-Sheltered  Annuities
Diversification

7.      ACCESS  TO  YOUR  MONEY
Systematic  Withdrawal  Program
Minimum  Distribution  Program
Suspension  of  Payments  or  Transfers

8.      PERFORMANCE

9.      DEATH  BENEFIT
Upon  Your  Death
Death  of  Annuitant

10.    OTHER  INFORMATION
Preferred  Life
The  Separate  Account
Distribution
Administration
Financial  Statements

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF  ADDITIONAL  INFORMATION




                                INDEX OF TERMS


This prospectus is written in plain English to make it as understandable for you as possible. However, there are some technical terms used which are capitalized in this prospectus. The page that is indicated below is where you will find the definition for the word or term.
                                                                          Page
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Options
Annuity  Payments.
Annuity  Unit
Beneficiary
   Contract
Contract  Owner
Fixed  Account
Funds
Income  Date
Joint  Owner
Non-Qualified
   Payout  Phase
Purchase Payment
Qualified
Tax  Deferral


                                   FEE TABLE

Contract  Owner  Transaction  Fees

Contingent  Deferred  Sales  Charge*
(as  a  percentage  of  purchase  payments)

                                         Number of Complete Years From
                                         Receipt of Purchase Payment               Charge
                                         ----------------------------------------  -------

                                                                               0        6%
                                                                               1        6%
                                                                               2        6%
                                                                               3        5%
                                                                               4        4%
                                                                               5        3%
                                                                               6        2%
                                                                 7 years or more        0%

Transfer Fee**                           First 12 transfers in a Contract year
                                         are free. Thereafter, the fee is $25
                                         (or 2% of the amount transferred, if
                                         less). Dollar Cost Averaging transfers
                                         and Flexible Rebalancing transfers are
                                         not counted.

Contract Maintenance Charge***           $30 per Contract per year

Separate Account Annual Expenses
(as a percentage of average
account value)

Mortality and Expense Risk Charge****

Administrative Charge                                                       1.34%
                                                                             .15%
                                                                            -----

Total Separate Account Annual Expenses                                      1.49%


   *  Each year after the first Contract year, you may make multiple partial surrenders of up to a total of 15% of the value of your Contract and no contingent deferred sales charge
will  be  assessed.    See  Section  7  -  Access  to  Your  Money for additional options.

  **  The Contract provides that if more than three transfers have been made in a Contract year, the Company reserves the right to deduct a transfer fee which will not exceed $25 or
2%  of  the  amount  transferred.  Market  timing  transfers  may  not  be  permitted.

 ***  During the Accumulation Phase, the charge is waived if the value of your Contract is at least $50,000. If you own more than one Valuemark IV Contract (registered with the same social  security  number), we will determine the total value of all your Contracts. If the total  value  of  all  your  Contracts  is  at  least  $50,000,  the  charge  is  waived.

**** The Mortality and Expense Risk Charge is 1.25% during the Payout Phase.

FRANKLIN  VALUEMARK  FUNDS'  ANNUAL  EXPENSES
(as  a  percentage  of  Franklin  Valuemark  Funds'  average  net  assets)

The Management and Fund Administration Fees for each Fund are based on a percentage of that Fund's net assets under management. See the prospectus for Franklin Valuemark Funds for more information.

The "Management and Fund Administration Fees" below are the amounts that were paid to the Managers and Fund Administrators for the 1996 calendar year except for Funds with fee waivers or newer Funds without a full year of operations as of December 31, 1996.

                                                    Management
                                                    and Fund                    Total
                                                    Administration   Other      Annual
Fund                                                Fees (1)         Expenses   Expenses
--------------------------------------------------  ---------------  ---------  ---------

Money Market Fund (2)                                          .51%       .02%       .53%

Growth and Income Fund                                         .48%       .02%       .50%

Natural Resources Securities Fund (3)                          .60%       .05%       .65%

Real Estate Securities Fund                                    .55%       .02%       .57%

Utility Equity Fund                                            .47%       .03%       .50%

High Income Fund                                               .52%       .02%       .54%

Templeton Global Income Securities Fund                        .56%       .05%       .61%

Income Securities Fund                                         .47%       .03%       .50%

U.S. Government Securities Fund                                .49%       .02%       .51%

Zero Coupon Fund- 2000 (4)                                     .38%       .02%       .40%

Zero Coupon Fund- 2005 (4)                                     .38%       .02%       .40%

Zero Coupon Fund- 2010 (4)                                     .38%       .02%       .40%

Rising Dividends Fund                                          .75%       .01%       .76%

Templeton International Equity Fund                            .81%       .08%       .89%

Templeton Pacific Growth Fund                                  .89%       .10%       .99%

Templeton Global Growth Fund                                   .88%       .05%       .93%

Templeton Developing Markets Equity Fund                      1.25%       .24%      1.49%

Templeton Global Asset Allocation Fund                         .80%       .06%       .86%

Small Cap Fund                                                 .75%       .02%       .77%

Templeton International Smaller Companies Fund (5)            1.00%       .16%      1.16%

Capital Growth Fund (5)                                        .75%       .02%       .77%

Mutual Discovery Securities Fund (5)                           .95%       .10%      1.05%

Mutual Shares Securities Fund (5)                              .75%       .10%       .85%


     1/    The Fund Administration Fee is a direct expense for the Templeton Global Asset
Allocation Fund, the Templeton International Smaller Companies Fund, the Mutual Discovery
Securities  Fund  and  the  Mutual  Shares  Securities  Fund; other Funds pay for similar services  indirectly  through  the  Management  Fee.  See  the  Franklin  Valuemark Funds
prospectus  for  further  information  regarding  these  fees.

     2/    Franklin Advisers, Inc. agreed to waive a portion of its Management Fee and to pay  certain  expenses  of  the Money Market Fund during 1996. It is currently continuing this  arrangement  in  1997.  This  arrangement  may be terminated at any time. With this reduction,  the Fund's total annual expenses for 1996 were 0.43% of the average daily net assets  of  the  Fund.

     3/    Prior  to  May 1, 1997, the Natural Resources Securities Fund was known as the
Precious  Metals  Fund.

     4/  Although not obligated to, Franklin Advisers, Inc. has agreed to waive a portion of its Management Fees and to pay certain expenses of the three Zero Coupon Funds through at  least  December 31, 1997 so that the total expenses of the Zero Coupon Funds will not exceed  0.40%  of each Fund's net assets. Absent the management fee waivers, for the year ended December 31, 1996, the Total Annual Expenses and Management and Fund Administration
Fees  would  have  been  as  follows:  Zero  Coupon Fund-2000, .62% and .60%; Zero Coupon
Fund-2005,  .65%  and  .63%;  and  Zero  Coupon  Fund-2010, .65% and .63%.  There were no expense  reimbursements  during  1996  for  the  Zero  Coupon  Funds.

     5/    The  Capital  Growth and Templeton International Smaller Companies Funds began operations  on  May  1,  1996  and  the  Mutual  Shares  Securities  and Mutual Discovery
Securities Funds began operations on November 8, 1996. The expenses shown above for these
Funds  are  therefore  estimated  for  1997.

The purpose of this Fee Table is to help you understand the costs of investing in the Contract. The Fee Table reflects expenses of the Separate Account as well as the Funds. The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $30 contract maintenance charge is included in the Examples as a prorated charge of $1. Since the average Contract account size is greater than $1,000, the contract maintenance charge is reduced accordingly. Premium taxes are not reflected in the Tables. For additional information, see Section 5 - Expenses and the Franklin Valuemark Funds prospectus.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you surrender your Contract at the end of each time period:

Fund                                              1 Year   2 Years   3 Years   10 Years
-----------------------------------------------  -------  --------  --------  ---------

Money Market Fund                                $    82  $    117  $    148  $     245

Growth and Income Fund                           $    81  $    116  $    146  $     242

Natural Resources Securities Fund                $    83  $    121  $    154  $     257

Real Estate Securities Fund                      $    82  $    119  $    150  $     249

Utility Equity Fund                              $    81  $    116  $    146  $     242

High Income Fund                                 $    82  $    118  $    148  $     246

Templeton Global Income Securities Fund          $    82  $    120  $    152  $     253

Income Securities Fund                           $    81  $    116  $    146  $     242

U.S. Government Securities Fund                  $    81  $    117  $    147  $     243

Zero Coupon Fund-2000#                           $    80  $    113  $    141  $     231

Zero Coupon Fund-2005#                           $    80  $    113  $    141  $     231

Zero Coupon Fund-2010#                           $    80  $    113  $    141  $     231

Rising Dividends Fund                            $    84  $    124  $    159  $     268

Templeton International Equity Fund              $    85  $    128  $    166  $     282

Templeton Pacific Growth Fund                    $    86  $    131  $    171  $     292

Templeton Global Growth Fund                     $    86  $    129  $    168  $     286

Templeton Developing Markets Equity Fund         $    91  $    146  $    196  $     340

Templeton Global Asset Allocation Fund           $    85  $    127  $    165  $     279

Small Cap Fund                                   $    84  $    125  $    160  $     270

Templeton International Smaller Companies Fund*  $    88  $    136  $    180  $     308

Capital Growth Fund*                             $    84  $    125  $    160  $     270

Mutual Discovery Securities Fund*                $    87  $    133  $    174  $     298

Mutual Shares Securities Fund*                   $    85  $    127  $    164  $     278

 *    Estimated
 #    Calculated  with  waiver  of  fees

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if your contract is not surrendered or is annuitized:

Fund                                              1 Year   2 Years   3 Years   10 Years
-----------------------------------------------  -------  --------  --------  ---------

Money Market Fund                                $    22  $     66  $    114  $     245

Growth and Income Fund                           $    21  $     65  $    112  $     242

Natural Resources Securities Fund                $    23  $     70  $    120  $     257

Real Estate Securities Fund                      $    22  $     68  $    116  $     249

Utility Equity Fund                              $    21  $     65  $    112  $     242

High Income Fund                                 $    22  $     67  $    114  $     246

Templeton Global Income Securities Fund          $    22  $     69  $    118  $     253

Income Securities Fund                           $    21  $     65  $    112  $     242

U.S. Government Securities Fund                  $    21  $     66  $    113  $     243

Zero Coupon Fund-2000#                           $    20  $     62  $    107  $     231

Zero Coupon Fund-2005#                           $    20  $     62  $    107  $     231

Zero Coupon Fund-2010#                           $    20  $     62  $    107  $     231

Rising Dividends Fund                            $    24  $     73  $    125  $     268

Templeton International Equity Fund              $    25  $     77  $    132  $     282

Templeton Pacific Growth Fund                    $    26  $     80  $    137  $     292

Templeton Global Growth Fund                     $    26  $     78  $    134  $     286

Templeton Developing Markets Equity Fund         $    31  $     95  $    162  $     340

Templeton Global Asset Allocation Fund           $    25  $     76  $    131  $     279

Small Cap Fund                                   $    25  $     74  $    126  $     270

Templeton International Smaller Companies Fund*  $    28  $     85  $    146  $     308

Capital Growth Fund*                             $    24  $     74  $    126  $     270

Mutual Discovery Securities Fund*                $    27  $     82  $    140  $     298

Mutual Shares Securities Fund*                   $    25  $     76  $    130  $     278

*  Estimated
#  Calculated  with  waiver  of  fees

As of the date of this prospectus, no Contracts had been sold. Therefore, Preferred Life has not provided Condensed Financial Information.

1.    THE  VALUEMARK  IV  VARIABLE  ANNUITY  CONTRACT

This prospectus describes a variable annuity contract with a Fixed Account option offered by Preferred Life.

An annuity is a contract between you, the owner, and an insurance company (in this case Preferred Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments, beginning on a designated date that is at least two years in the future. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract
switches to the    Payout     Phase. The Contract benefits from Tax Deferral.

Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you take money out of your Contract.

The Contract is called a variable annuity because you can choose among 23 Funds and depending upon market conditions, you can make or lose money based on the Fund's investment performance. The Funds are designed to offer a better return than the Fixed Account option, however this is not guaranteed. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Fund(s) you select. The amount of the Annuity Payments you receive during the Payout Phase from the variable annuity portion of the Contract also depends in large part upon the investment performance of the Funds you select for the Payout Phase.

The Contract also contains a Fixed Account option. The Fixed Account Payout option offers an interest rate that is guaranteed for all deposits made within the twelve month period by Preferred Life. This interest rate is set monthly and is guaranteed for 12 months. Preferred Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general assets of Preferred Life. If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

We will not make any changes to your Contract without your permission except as may be required by law.

CONTRACT OWNER . You as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the contract is issued, unless changed. You may change Contract Owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER.  The Contract can be owned by Joint Owners. Any Joint Owner must
be the spouse of the other Contract Owner.       Upon the death of either
Joint Owner, the surviving spouse will be the designated Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated.

ANNUITANT . An Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation).

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

ASSIGNMENT

You can assign the Contract at any time during your lifetime. Preferred Life will not be bound by the assignment until it receives the written notice of the assignment. Preferred Life will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

2.      ANNUITY  PAYMENTS  (THE    PAYOUT     PHASE)

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month and must be at least 2 years after you buy the Contract. You can also choose among income plans. We call those Annuity Options.

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with 30 days notice to us. Annuity Payments must begin by the Annuitant's 90th birthday. You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). Under a variable payout, you have the same investment choices from the Funds that were available during the Accumulation Phase. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Funds, the dollar amount of your payment will depend upon three things: 1) the value of your Contract in the Fund(s) on the Income Date, 2) the 5% assumed investment rate used in the annuity table for the Contract, and 3) the performance of the Fund(s) you selected. If the actual performance exceeds the 5% assumed rate, your Annuity Payments will increase. Similarly, if the actual rate is less than 5%, your Annuity Payments will decrease.

ANNUITY  OPTIONS

You can choose one of the following Annuity Options or any other Annuity Option you want and that Preferred Life agrees to provide. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION  1.  LIFE  ANNUITY.    Under  this option, we will make monthly Annuity
Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

OPTION 2. LIFE ANNUITY WITH 5, 10, 15 OR 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if, when the Annuitant dies, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you for the rest of the guaranteed period. If you do not want to receive Annuity Payments, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the joint Annuitant continues to live. The amount of the Annuity Payments we will make to the survivor can be equal to 100%, 75% or 50% of the amount that we would have paid if they both were alive. The monthly Annuity Payments will end when the last surviving Annuitant dies.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 5, 10, 15 OR 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the surviving Annuitant continues to live, at 100% of the amount that would have been paid if they were both alive. If, when the last death occurs, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for rest of the guaranteed period. If you do not want to receive Annuity Payments, you can ask us for a single lump sum.

OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make monthly Annuity Payments during the Annuitant's lifetime. The last Annuity Payment will be made before the Annuitant dies with a guarantee that Preferred Life will pay you a refund if the amount (units) annuitized has not been repaid.

3.      PURCHASE

PURCHASE  PAYMENTS

A Purchase Payment is the money you invest in the Contract. The minimum payment Preferred Life will accept is $5,000 when the Contract is bought as a Non-Qualified Contract. If you enroll in the automatic investment plan (which is described below), your Purchase Payment can be $2,000. If you are buying the Contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum amount we will accept is $2,000. The maximum we will accept without our prior approval is $1 million. You can make additional Purchase Payments of $250 (or as low as $100 if you have selected the automatic investment plan) or more to either type of Contract. Preferred Life may, at its sole discretion, waive minimum payment requirements. At the time you buy the Contract, you and the Annuitant cannot be older than 85 years old.

AUTOMATIC  INVESTMENT  PLAN

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of funds from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment to the Fixed Account and/or one or more of the Funds you have selected. We ask that you allocate your money in either whole percentages or round dollars. You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. Preferred Life reserves the right to limit the number of Funds that you may invest in at one time. Currently, you may invest in 10 investment options at one time (which includes any of the 23 Funds of Franklin Valuemark Funds listed in Section 4 and the Preferred Life Fixed Account
   option)    .  We  may change this in the future. However, we will always allow you to  invest  in  at  least  five  Funds.

Once we receive your Purchase Payment, the necessary information and federal funds (federal funds means monies credited to a bank's account with its regional federal reserve bank), we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

FREE  LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it. Return of the Contract by mail is effective on being postmarked, properly addressed and postage prepaid. When you cancel the Contract within this time period, Preferred Life will not assess a contingent deferred sales charge. You will receive back whatever your Contract is worth on the day we receive your request. If you have purchased the Contract as an IRA, we are required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it. If that is the case, we have the right to put your initial Purchase Payment in the Money Market Fund for 15 days after we issue your Contract. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Funds and/or the Fixed Account as you have selected.

ACCUMULATION  UNITS

The value of the portion of your Contract allocated to the Funds will go up or down depending upon the investment performance of the Fund(s) you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the
   Payout      Phase  of  the  Contract  we  call  it  an  Annuity  Unit.

Every business day we determine the value of an Accumulation Unit by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

     1. dividing the value of a Fund share at the end of the current period by the value of a Fund share for the previous period; and

     2. multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The  value  of  an  Accumulation  Unit  may  go  up  or  down from day to day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to a Fund. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Fund by the value of the Accumulation Unit.

We calculate the value of an Accumulation Unit after the New York Stock Exchange closes each day and then credit your Contract.

EXAMPLE:

On Wednesday we receive an additional Purchase Payment of $3,000 from you. You have told us you want this to go to the Growth and Income Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Growth and Income Fund is $12.50. We then divide $3,000 by $12.50 and credit your Contract on Wednesday night with 240 Accumulation Units.

4.      INVESTMENT  OPTIONS

The Contract offers 23 Funds of Franklin Valuemark Funds and a Fixed Account option of Preferred Life. Additional Funds may be available in the future.

YOU SHOULD READ THE FRANKLIN VALUEMARK FUNDS PROSPECTUS (WHICH IS ATTACHED TO THIS PROSPECTUS) CAREFULLY BEFORE INVESTING.

Franklin Valuemark Funds is the mutual fund underlying your Contract. Each Fund has its own investment objective. Franklin Advisers, Inc. serves as each Fund's investment manager (except the Templeton Global Growth Fund, the Templeton Developing Markets Equity Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, the
Rising Dividends Fund, the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund). The investment manager for the Templeton Global Growth and the Templeton Global Asset Allocation Funds is Templeton Global Advisors Limited. The investment manager for the Templeton Developing Markets Equity Fund is Templeton Asset Management Ltd. The investment manager for the Templeton International Smaller Companies Fund is Templeton Investment Counsel, Inc. The investment manager for the Rising Dividends Fund is Franklin Advisory Services, Inc. The investment manager for the Mutual Shares Securities and the Mutual Discovery Securities Funds is Franklin Mutual Advisers, Inc. Certain managers have retained one or more subadvisers to help them manage the Funds.

Franklin Valuemark Funds serves as the underlying mutual fund for variable life insurance policies offered by an affiliate of Preferred Life and other variable annuity contracts offered by Preferred Life and its affiliates. Franklin Valuemark Funds does not believe that offering its shares in this manner will be disadvantageous to you.

The  following  is a list of the Funds which are available under the Contract:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME:

Money  Market  Fund

FUNDS  SEEKING  CURRENT  INCOME:

High  Income  Fund
Templeton  Global  Income  Securities  Fund
U.S.  Government  Securities  Fund
Zero  Coupon  Funds  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME:

Growth  and  Income  Fund
Income  Securities  Fund
Mutual  Shares  Securities  Fund
Real  Estate  Securities  Fund
Rising  Dividends  Fund
Templeton  Global  Asset  Allocation  Fund
Utility  Equity  Fund

FUNDS  SEEKING  CAPITAL  GROWTH:

Capital  Growth  Fund
Mutual  Discovery  Securities  Fund
Natural  Resources  Securities  Fund  (formerly,  Precious  Metals  Fund)
Small  Cap  Fund
Templeton  Developing  Markets  Equity  Fund
Templeton  Global  Growth  Fund
Templeton  International  Equity  Fund
Templeton  International  Smaller  Companies  Fund
Templeton  Pacific  Growth  Fund

TRANSFERS

You can transfer money among the 23 Funds and/or the Fixed Account. Preferred Life currently allows you to make as many transfers as you want to each year. Preferred Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large frequent transfers. Such activity may be disruptive to a Fund. We reserve the right to reject any specific Purchase Payment allocation or transfer request from a professional market timer or registered representative or to prohibit these types of transfers if we determine that they could harm a Fund.

Your Contract provides that you can make 3 transfers every year without charge. However, currently Preferred Life permits you to make 12 transfers every year without charge. We measure a year from the anniversary of the day we issued your Contract. You can make a transfer to or from the Fixed Account and to or from any Fund. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following applies to any transfer:

     1. The minimum amount which you can transfer is $1,000 or your entire value in the Fund or Fixed Account. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program or Flexible Rebalancing (which are described below).

     2.  We  may  not allow you to make transfers during the free look period.

     3. Your request for a transfer must clearly state which Fund(s) or the Fixed Account is involved in the transfer.

     4. Your request for a transfer must clearly state how much the transfer is for.

     5. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

     6. During the Payout Phase, you may not make a transfer from a Fixed Annuity Option to a variable Annuity Option.

     7.    During  the    Payout     Phase, you can make at least one transfer
from a variable  Annuity  Option  to  a  Fixed  Annuity  Option.

Preferred Life has reserved the right to modify the transfer provisions subject to the guarantees described above.

You can make transfers by telephone by properly completing the telephone transfer forms provided by Preferred Life. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless Preferred Life is instructed otherwise, Preferred Life will accept instructions from either one of you. Preferred Life will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Preferred Life tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Fund or the Fixed Account to up to eight of the other Funds. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

You must participate in the program for at least six months (or two quarters) and must transfer at least $500 each time (or $1,500 each quarter). Your allocations can be in whole percentages or dollar amounts. The Fund(s) you transfer from may not be the Fund(s) you transfer to in this program. You may elect this program by properly completing the Dollar Cost Averaging forms provided by Preferred Life.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

Your  participation  in the program will end when any of the following occurs:
(1) the number of desired transfers have been made; (2) you do not have enough money in the Fund(s) or Fixed Account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);
(3) you request to terminate the program (your request must be received by us by the first of the month to terminate that month); (4) the Contract is terminated; or (5) we receive proof of the Contract Owner's death.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

FLEXIBLE  REBALANCING

Once your money has been invested, the performance of the Funds may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Funds. You can direct us to readjust your Contract value on a quarterly, semi-annual or annual basis to return to your original Fund allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in Flexible Rebalancing, the transfers made under the program are not taken into account in determining any transfer fee. The Fixed Account is not permitted to be part of Flexible Rebalancing.

VOTING  PRIVILEGES

Preferred Life is the legal owner of the Fund shares. However, when a Fund solicits proxies in conjunction with a shareholder vote, Preferred Life will obtain from you and other Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Preferred Life owns on its own behalf. Should Preferred Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Preferred Life may be required to substitute one of the Funds you have selected with another Fund. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

5.      EXPENSES

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

INSURANCE  CHARGES

Each  day,  Preferred  Life  makes  a  deduction  for  its  insurance charges.
Preferred Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge has two parts:
1)  the  mortality  and  expense risk charge and 2) the administrative charge.

MORTALITY AND EXPENSE RISK CHARGE . During the Accumulation Phase, this charge is equal, on an annual basis, to 1.34% of the average daily value of the contract invested in a Fund, after the deduction of expenses. During the Payout Phase, the charge is equal, on an annual basis, to 1.25% of the average daily value of the Contract invested in a Fund, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your Contract (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract). The amount of the mortality and expense risk charge is less during the Payout Phase because Preferred Life does not pay a death benefit separate from benefits under the Annuity Option if you die during the Payout Phase.

ADMINISTRATIVE CHARGE . This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Fund, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

CONTRACT  MAINTENANCE  CHARGE

Every year on the anniversary of the date when your Contract was issued, Preferred Life deducts $30 from your Contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

However, during the Accumulation Phase, if the value of your Contract is at least $50,000 when the deduction for the charge is to be made, Preferred Life will not deduct this charge. If you own more than one Valuemark IV Contract, Preferred Life will determine the total value of all your Valuemark IV Contracts. If the total value of all Contracts registered under the same social security number is at least $50,000, Preferred Life will not assess the contract maintenance charge. If the Contract is owned by a non-natural person (e.g., a corporation), Preferred Life will look to the Annuitant to determine if it will assess the charge.

If you make a complete surrender from your Contract, the contract maintenance charge will also be deducted. During the Payout Phase, the charge will be collected monthly out of each Annuity Payment.

CONTINGENT  DEFERRED  SALES  CHARGE

Surrenders may be subject to a contingent deferred sales charge. During the Accumulation Phase, you can make surrenders from your Contract. Preferred Life keeps track of each Purchase Payment you make. The amount of the contingent deferred sales charge depends upon how long Preferred Life has had your payment. The charge is:


Number of complete years from
   receipt of purchase payment:    0   1   2   3   4   5   6   7 or more

Contingent Deferred Sales Charge:  6%  6%  6%  5%  4%  3%  2%  0%

However, after Preferred Life has had a Purchase Payment for 7 years, there is no charge when you surrender that Purchase Payment. For purposes of the contingent deferred sales charge, Preferred Life treats withdrawals as coming from the oldest Purchase Payments first. Preferred Life does not assess the contingent deferred sales charge on any payments paid out as Annuity Payments or as death benefits.

NOTE: For tax purposes, surrenders are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.

FREE SURRENDER AMOUNT - Each year after the first Contract year, you can make multiple surrenders up to 15% of the value of your Contract and no contingent deferred sales charge will be deducted from the 15% you take out. Surrenders in excess of that free amount will be subject to the contingent deferred sales charge. If you do not surrender the full 15% in any one Contract year, you may not carry over the remaining percentage amount to another year.

You may also select to participate in the Systematic Withdrawal Program or the Minimum Distribution Program which allow you to make surrenders without the deduction of the contingent deferred sales charge under certain circumstances. You cannot use these Programs and the 15% free withdrawal amount in the same Contract year. See Section 7 - Access to Your Money for a description of the Systematic Withdrawal Program and the Minimum Distribution Program.

WAIVER  OF  CONTINGENT  DEFERRED  SALES  CHARGE  BENEFITS

Under certain circumstances, after the first year, Preferred Life will permit you to take your money out of the Contract without deducting a contingent deferred sales charge: 1) if you become terminally ill, which is defined as life expectancy of 12 months or less (a full surrender of the Contract will be required); or 2) if you become totally disabled for at least 90 days.

Also, after the first year, if you become unemployed for at least 90 consecutive days, you can take up to 50% of your money out of the Contract without incurring a contingent deferred sales charge. This benefit is available only once during the life of the contract and you may not use both this benefit and the 15% free withdrawal amount in the same Contract year.

REDUCTION  OR  ELIMINATION  OF  THE  CONTINGENT  DEFERRED  SALES  CHARGE

Preferred Life will reduce or eliminate the amount of the contingent deferred sales charge when the Contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Preferred Life. Preferred Life will not deduct a contingent deferred sales charge under a Contract issued to an officer, director or employee of Preferred Life or any of its affiliates. Any circumstances resulting in reduction or elimination of the contingent deferred sales charge requires prior approval of Preferred Life.

TRANSFER  FEE

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer.

If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not count in determining the transfer fee.

INCOME  TAXES

Preferred Life will deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Preferred Life is not making any such deductions.

FUND  EXPENSES

There are deductions from the assets of the various Funds for operating expenses (including management fees) which are described in the attached prospectus for Franklin Valuemark Funds.

6.      TAXES

NOTE: PREFERRED LIFE HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. PREFERRED LIFE HAS INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY  CONTRACTS  IN  GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see following sections).

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs - either as a surrender or as Annuity Payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than tax-qualified trusts), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax-Deferral. Income may be taxed as ordinary income every year.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

If you do not purchase the Contract under a Qualified plan, your contract is referred to as a Non-Qualified Contract.

SURRENDERS  -  NON-QUALIFIED  CONTRACTS

If you make a surrender from your Contract, the Code treats such a surrender as first coming from earnings and then from your Purchase Payments. In most cases, such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some surrenders will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer; (5) paid under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

SURRENDERS  -  QUALIFIED  CONTRACTS

The above information describing the taxation of Non-Qualified Contracts does not apply to Qualified Contracts. There are special rules that govern Qualified Contracts. A more complete discussion of surrenders from Qualified Contracts is contained in the Statement of Additional Information.

SURRENDERS  -  TAX-SHELTERED  ANNUITIES

The Code limits the surrender of Purchase Payments made by owners from certain Tax-Sheltered Annuities. Surrenders can only be made when a Contract Owner:
(1) reaches age 59-1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the Contract Owner can only withdraw the Purchase Payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Preferred Life believes that the Funds are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Preferred Life would be considered the owner of the shares of the Funds. If this occurs, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Funds, to make transfers among the Funds or the number and type of Funds owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the Funds.

Due to the uncertainty in this area, Preferred Life reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

7.      ACCESS  TO  YOUR  MONEY

You can have access to the money in your Contract: (1) by making a surrender (either a partial or a total surrender); (2) by receiving Annuity Payments; or
(3) when a death benefit is paid to your Beneficiary. Surrenders can only be made during the Accumulation Phase.

When you make a complete surrender you will receive the value of the Contract on the day you made the surrender less any applicable contingent deferred sales charge, less any premium tax and less any contract maintenance charge. (See Section 5 - Expenses for a discussion of the charges.)

Any partial surrender must be for at least $500 and, unless you instruct Preferred Life otherwise, will be made pro-rata from all the Funds and the Fixed Account you selected. Preferred Life requires that after you make a partial surrender the value of your Contract must be at least $2,000.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY SURRENDER YOU MAKE.

There are limits to the amount you can surrender from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 - Taxes and the discussion in the SAI.

SYSTEMATIC  WITHDRAWAL  PROGRAM

If the value of your Contract is at least $25,000, Preferred Life offers a plan which provides automatic monthly or quarterly payments to you from your Contract each year. The total systematic withdrawals which you can make each year without Preferred Life deducting a contingent deferred sales charge is limited to 15% of the value of your Contract determined on the business day before we receive your request. You may surrender any amount you want under this program if your payments are no longer subject to the contingent deferred sales charge. You may not participate in this program if you own a Non-Qualified Contract and are under age 59 1/2. If you make surrenders under this plan, you may not also use the 15% free surrender amount that year. For a discussion of the contingent deferred sales charge and the 15% free surrender amount, see Section 5 - Expenses. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the surrender will be made the previous business day.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

MINIMUM  DISTRIBUTION  PROGRAM

If you own a Contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Preferred Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for IRAs. If the value of your Contract is at least $25,000, Preferred Life will make payments to you on a monthly or quarterly basis. The payments will not be subject to the contingent deferred sales charge and will be instead of the 15% free surrender amount.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

Preferred Life may be required to suspend or postpone payments for surrenders or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

     3. an emergency exists as a result of which disposal of the Fund shares is not reasonably practicable or Preferred Life cannot reasonably value the Fund shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Preferred Life has reserved the right to defer payment for a surrender or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8.      PERFORMANCE

Preferred Life periodically advertises performance of the various Funds. Preferred Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any applicable contingent deferred sale charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charges and the expenses of the Funds. Preferred Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized.

Certain Funds have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the actual investment experience of the Funds may affect your Accumulation Unit values, Preferred Life has prepared hypothetical performance information. The performance is based on the historical performance of the Funds, modified to reflect the charges and expenses of your Contract as if it had been in existence for the time periods shown. The information is based upon the historical experience of the Funds and does not represent past or predict future performance.

Preferred Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data and does not guarantee future results of the Funds.

9.      DEATH  BENEFIT

UPON  YOUR  DEATH

If you die during the Accumulation Phase, a death benefit is payable to your Beneficiary (see below). No separate death benefit is paid during the
   Payout     Phase.  If  you  have  a  Joint Owner, and the Joint Owner dies, the surviving Owner will be considered the Beneficiary. Joint Owners must be spouses.

The death benefit will be the greater of: 1) the current value of your Contract, less any taxes on the day all claim proofs and payment election forms are received by Preferred Life at the Valuemark Service Center; or 2) (if applicable) as set forth in the enhanced death benefit endorsement to the Contract, the guaranteed minimum death benefit, less any taxes, as of the day you die. Certain Contract Owners will not receive an enhanced death benefit endorsement. For these Contract Owners, the death benefit is as set forth in Item No. 1 above. The guaranteed minimum death benefit is equal to the greater of: A) the payments you have made, less any money you have taken out and any charges paid on the money you have taken out; or B) the highest value of the Contract on each Contract anniversary prior to an Owner's 76th birthday, increased by any payments made since that anniversary, less any money taken out and charges paid on the money you have taken out since that anniversary. If you have a Joint Owner, the age of the oldest Owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts withdrawn after the date of death. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

A Beneficiary may request that the death benefit be paid in one of the following ways: (1) payment of the entire death benefit within 5 years of the date of death; or (2) payment of the death benefit under an Annuity Option.

The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

DEATH  OF  ANNUITANT

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you can name a new Annuitant. If a new Annuitant is not named within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.

10.    OTHER  INFORMATION

PREFERRED  LIFE

Preferred Life Insurance Company of New York (Preferred Life), 152 West 57th Street, 18th Floor, New York, NY 10019, was organized under the laws of the state of New York. Preferred Life offers annuities and group life, group accident and health insurance and variable annuity products. Preferred Life is licensed to do business in six states and the District of Columbia. Preferred Life is a wholly-owned subsidiary of Allianz Life Insurance Company of North America, which is a wholly-owned subsidiary of Allianz Versicherungs AG Holding.

THE  SEPARATE  ACCOUNT

Preferred Life established a separate account, Preferred Life Variable Account C (Separate Account), to hold the assets that underlie the Contracts. The Board of Directors of Preferred Life adopted a resolution to establish the Separate Account under New York insurance law on February 26, 1988. Preferred Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts. Each sub-account invests in a Fund.

The assets of the Separate Account are held in Preferred Life's name on behalf of the Separate Account and legally belong to Preferred Life. However, those assets that underlie the Contracts, are not chargeable with liabilities arising out of any other business Preferred Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Preferred Life may issue.

DISTRIBUTION

NALAC Financial Plans, LLC (NFP), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the contracts. NFP is an affiliate of Preferred Life.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions and expense reimbursements up to an amount equal to 6.0% of Purchase Payments for promotional or distribution expenses associated with marketing of the Contracts. The New York Insurance Department now permits asset based compensation. Preferred Life may adopt an asset based compensation program in addition to, or in lieu of, the present compensation program. Commissions may be recovered from broker-dealers if a full or partial surrender occurs within 12 months of a Purchase Payment.

ADMINISTRATION

Preferred Life has hired Delaware Valley Financial Services, Inc., 300 Berwyn Park, Berwyn, Pennsylvania, to perform administrative services regarding the contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

FINANCIAL  STATEMENTS

The       financial statements of Preferred Life and the Separate Account have been included  in  the  Statement  of  Additional  Information.





         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


Insurance  Company

Experts

Legal  Opinions

Distributor

Reduction  or  Elimination  of  the  Contingent  Deferred  Sales  Charge

Calculation  of  Performance  Data

Annuity  Provisions

Tax  Status

Mortality  and  Expense  Guarantee

Financial  Statements







                                    PART B


                      STATEMENT OF ADDITIONAL INFORMATION

                          INDIVIDUAL FLEXIBLE PAYMENT
                          VARIABLE ANNUITY CONTRACTS

                                   ISSUED BY

                       PREFERRED LIFE VARIABLE ACCOUNT C

                                      AND

                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                    MAY __, 1997



THIS  IS  NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE
READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 152 West 57th Street, 18th Floor, New York, NY 10019.

THIS   STATEMENT  OF ADDITIONAL  INFORMATION  AND THE PROSPECTUS ARE DATED May
__,  1997,  AND  AS  MAY  BE  AMENDED  FROM  TIME  TO  TIME.



                               TABLE OF CONTENTS

                                                                          PAGE

INSURANCE  COMPANY

EXPERTS

LEGAL  OPINIONS

DISTRIBUTOR

REDUCTION  OR  ELIMINATION  OF  THE  CONTINGENT  DEFERRED  SALES  CHARGE

CALCULATION  OF  PERFORMANCE  DATA

TAX  STATUS

ANNUITY  PROVISIONS

MORTALITY  AND  EXPENSE  RISK  GUARANTEE

FINANCIAL  STATEMENTS


                               INSURANCE COMPANY

Information regarding Preferred Life Insurance Company of New York ("Insurance Company") is contained in the Prospectus.

The Insurance Company is rated A+ (Superior, Group Rating) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

                                    EXPERTS

The financial statements of Preferred Life Variable Account C and the financial statements of the Insurance Company as of and for the year ended December 31, 1996, included in this Statement of Additional Information have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                  DISTRIBUTOR

NALAC Financial Plans, LLC, an affiliate of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

       REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

The amount of the Contingent Deferred Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Contingent Deferred Sales Charge will be determined by the Insurance Company after examination of the following factors: 1) the size of the group; 2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group; 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The Contingent Deferred Sales Charge will be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                        CALCULATION OF PERFORMANCE DATA

TOTAL  RETURN

From time to time, the Insurance Company may advertise the performance data for the Funds in sales literature, advertisements, personalized hypothetical illustrations and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a fund over a stated period of time, usually a calendar year, which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such performance data will also include average annual total return figures for one, five and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of a 1.34% Mortality and Expense Risk Charge, a .15% Administrative Charge, the operating expenses of the underlying Fund and any applicable Contract Maintenance Charge and Contingent Deferred Sales Charges. The Contingent Deferred Sales Charge and Contract Maintenance Charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Contingent Deferred Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                     n
                        P  (1  +  T)    =    ERV

   P  =  a hypothetical initial payment of $1,000
   T  =  average annual total return
   n  =  number of years
 ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).


The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contingent Deferred Sales Charge and the Contract Maintenance Charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Insurance Company may also present performance information computed on a different basis.

   Cumulative    total  return  is  calculated in a similar manner, except
that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Funds and assumes that the income earned by the investment in the Fund is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

YIELD

THE MONEY MARKET FUND. The Insurance Company may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Fund's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and the Contract Maintenance Charge and, in certain instances, the value of the underlying Fund's investment securities. The fact that the Fund's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Fund's current yield as a basis for comparison with savings accounts or other fixed- yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Fund, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective  yield  =  [(Base  Period  Return  +  1)365/7]-1.)

The Insurance Company does not currently advertise any yield information for the Money Market Fund.

OTHER FUNDS. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Funds. Each Fund (other than the Money Market
Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and the Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                               6
                   Yield  =  2  [[(a-b)  +  1]    -  1]
                                  _____
                                   cd

Where:

     a = net investment income earned during the period by the Fund attributable to shares owned by the Fund.

     b  =  expenses accrued for the period (net of reimbursements).

     c = the average daily number of accumulation units outstanding during the period.

     d = the maximum offering price per accumulation unit on the last day of the period.


The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise any yield information for any Fund.

PERFORMANCE  RANKING

Total return may be compared to relevant indices, including U. S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS.

From time to time, evaluation of performance by independent sources may also be used.

FRANKLIN  VALUEMARK  FUNDS  -  EXISTING  FUNDS

The Funds of Franklin Valuemark Funds have been in existence for some time and have investment performance history (except the Capital Growth, Templeton International Smaller Companies, Mutual Shares Securities and Mutual Discovery Securities Funds). In order to show how investment performance of the Funds affects Accumulation Unit values, the following hypothetical performance information was developed.

The chart below shows hypothetical Accumulation Unit performance which assumes that the Accumulation Units were invested in each of the Funds for the same periods. The performance figures in Column I represent hypothetical performance figures for the Accumulation Units which reflect the deduction of the mortality and expense risk charge, administrative charge, and the operating expenses of the Funds. Column II represents hypothetical performance figures for the Accumulation Units which reflect the mortality and expense risk charge, administrative charge, the contract maintenance charge, the operating expenses of the Funds and assumes that you make a withdrawal at the end of the period (therefore the contingent deferred sales charge is reflected). Past performance does not guarantee future results.


Franklin Valuemark IV
Total Return for the periods ended December 31, 1996:

                                                   Column I                                 Column II
                                     ----------------------------------------  ---------------------------------------
                          Inception    One      Three     Five       Since      One      Three     Five       Since
Fund                        Date      Year      Years     Years    Inception   Year      Years     Years    Inception
----------------------------------------------------------------------------------------------------------------------
Capital Growth              5/1/96     NA        NA        NA         NA        NA        NA        NA         NA
Growth and Income          1/24/89   12.49%    12.43%    10.18%     8.67%      6.39%    10.97%     9.62%     8.58%
High Income                1/24/89   12.20%     8.43%    10.74%     8.59%      6.10%     6.87%    10.20%     8.50%
Income Securities          1/24/89    9.62%     6.88%     9.74%    10.16%      3.52%     5.26%     9.18%    10.07%
Money Market#              1/24/89    4.33%     3.60%     2.67%     3.72%     -1.77%     1.89%     1.95%     3.63%
Mutual Discovery
 Securities                11/8/96     NA        NA        NA         NA        NA        NA        NA         NA
Mutual Shares
 Securities                11/8/96     NA        NA        NA         NA        NA        NA        NA         NA
Natural Resources
 Securities*               1/24/89    2.45%    -0.08%     6.25%     4.67%     -3.65%    -1.92%     5.62%     4.58%
Real Estate Securities     1/24/89   30.84%    15.38%    14.74%    11.36%     24.74%    13.99%    14.26%    11.28%
Rising Dividends           1/27/92   22.33%    13.90%      NA        8.91%    16.23%    12.48%      NA       8.32%
Small Cap                  11/1/95   27.15%      NA        NA       24.37%    21.05%      NA        NA      19.98%
Templeton Developing
 Markets Equity            3/15/94   19.78%      NA        NA        4.98%    13.68%      NA        NA       3.17%
Templeton Global
 Asset Allocation           5/1/95   18.05%      NA        NA       14.26%    11.95%      NA        NA      11.33%
Templeton Global
 Growth                    3/15/94   19.48%      NA        NA       11.39%    13.38%      NA        NA       9.76%
Templeton Global
 Income Securities         1/24/89    8.01%     4.54%     5.20%     6.64%      1.91%     2.85%     4.55%     6.56%
Templeton
 International Equity      1/27/92   21.14%     9.47%      NA       10.01%    15.04%     7.93%      NA       9.44%
Templeton International
 Smaller Companies          5/1/96     NA        NA        NA         NA        NA        NA        NA         NA
Templeton Pacific Growth   1/27/92    9.45%     1.52%      NA       8.37%      3.35%    -0.27%      NA       7.78%
U.S. Government
 Securities                3/14/89    2.07%     4.15%     5.31%     6.65%     -4.03%     2.46%     4.66%     6.57%
Utility Equity             1/24/89    5.57%     5.98%     6.79%     9.48%      0.53%     4.34%     6.17%     9.41%
Zero Coupon - 2000#        3/14/89    0.90%     3.29%     6.27%     8.08%     -5.20%     1.57%     5.64%     8.01%
Zero Coupon - 2005#        3/14/89   -1.99%     4.27%     8.31%     9.55%     -8.09%     2.58%     7.72%     9.47%
Zero Coupon - 2010#        3/14/89   -4.14%     5.76%     9.71%    10.22%    -10.24%     4.12%     9.15%    10.14%

*Prior to May 1, 1997, the Natural Resources Securities Fund was known as the Precious Metals Fund.
#Calculated with waiver of fees.

                                  TAX STATUS

NOTE: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified
Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." The Insurance Company intends that all Funds of Franklin Valuemark Funds underlying the Contracts will be managed by the Managers for Franklin Valuemark Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE  CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

CONTRACTS  OWNED  BY  OTHER  THAN  NATURAL  PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX  TREATMENT  OF  ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX  TREATMENT  OF  WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

QUALIFIED  PLANS

The Contracts offered are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

a.    H.R.  10  Plans

Section  401  of  the  Code  permits  self-employed  individuals  to establish
Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amounts of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts.") Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.    Tax-Sheltered  Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.    Individual  Retirement  Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.    Corporate  Pension  and  Profit-Sharing  Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and
nonforfeitability  of  interests;    nondiscrimination  in  eligibility  and
participation; and the tax treatment of distributions, withdrawals and surrenders. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals Qualified Contracts.") Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX  TREATMENT  OF  WITHDRAWALS  -  QUALIFIED  CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days. The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED  ANNUITIES  -  WITHDRAWAL  LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 ;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

FIXED  ANNUITY  PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Fund. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the annuitant and any joint annuitant and the sex of the annuitant and joint annuitant where allowed.

VARIABLE  ANNUITY  PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Fund(s).

ANNUITY  UNIT  VALUE

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Fund the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Fund by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Fund remains unchanged unless the Contract Owner elects to transfer between Funds. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Fund. The Annuity Payment in each Fund is determined by multiplying the number of Annuity Units then allocated to such Fund by the Annuity Unit value for that Fund.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second:  The  value  of  an  Annuity  Unit for a Valuation Period is equal to:

     a. the value of the Annuity Unit for the immediately preceding Valuation Period.

     b.    multiplied  by  the Net Investment Factor for the current Valuation
Period;

     c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Insurance
Company  may  agree  to  use  a  different  value.

                     MORTALITY AND EXPENSE RISK GUARANTEE

The Insurance Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.

                             FINANCIAL STATEMENTS

The audited financial statements of the Insurance Company as of and for the year ended December 31, 1996, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 1996 are also included herein.




PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Independent Auditors' Report

The Board of Directors of Preferred Life Insurance Company of New York and Contract Owners of Preferred Life Variable Account C:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Preferred Life Variable Account C as of December 31, 1996, the related statements of operations for the year then ended and the statements of changes in net assets for each of the years in the two-years then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement.   An  audit  includes  examining,  on  a  test  basis,  evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the Franklin Valuemark Funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Preferred Life Variable Account C at December 31, 1996, the results of their operations for the year then ended and the changes in their net assets for each of the years in the two-years then ended, in conformity with generally accepted accounting principles.


                                    KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 24, 1997

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements

Statements of Assets and Liabilities
December 31, 1996
(In thousands except per unit data)

                                                                   Money   Growth and Precious  High   Real Estate U.S. Government
                                                                   Market    Income    Metals  Income  Securities    Securities
                                                                    Fund      Fund      Fund    Fund      Fund          Fund
                                                                   ------    -------   ------   -----    -------   ---------------
Investments at net asset value:
 Franklin Valuemark Funds:
  Money Market Fund, 32,512 shares, cost $32,512................   $32,512         -       -        -          -              -
  Growth and Income Fund, 5,631 shares, cost $83,512............         -    98,827       -        -          -              -
  Precious Metals Fund, 573 shares, cost $8,470.................         -         -   8,191        -          -              -
  High Income Fund, 2,961 shares, cost $38,665..................         -         -       -   41,925          -              -
  Real Estate Securities Fund, 918 shares, cost $14,703.........         -         -       -        -     20,338              -
  U.S. Government Securities Fund, 7,438 shares, cost $99,440...         -         -       -        -          -        100,191
                                                                   -------   -------   -----   ------    -------        -------
      Total assets..............................................    32,512    98,827   8,191   41,925     20,338        100,191
                                                                   -------   -------   -----   ------    -------        -------
Liabilities:
 Accrued mortality and expense risk charges.....................         4         5       2        4          3              5
 Accrued administrative charges.................................         -         1       -        -          -              1
                                                                   -------    ------   -----   ------     ------        -------
      Total liabilities.........................................         4         6       2        4          3              6
                                                                   -------    ------   -----   ------     ------        -------
      Net assets................................................   $32,508    98,821   8,189   41,921     20,335        100,185
                                                                   =======    ======   =====   ======     ======        =======
Contract owners' equity (note 5)................................   $32,508    98,821   8,189   41,921     20,335        100,185
                                                                   =======    ======   =====   ======     ======        =======
 Accumulation units outstanding.................................     2,433     5,070     566    2,164        859          6,017
                                                                   =======    ======  ======   ======     ======        =======
 Accumulation unit value per unit...............................   $13.359    19.490  14.467   19.375     23.668         16.650
                                                                   =======    ======  ======   ======     ======        =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
December 31, 1996
(In thousands except per unit data)

                                                                                                           Templeton
                                                              Utility     Zero        Zero        Zero    Global Income   Income
                                                              Equity     Coupon      Coupon      Coupon    Securities   Securities
                                                               Fund    Fund - 2000 Fund - 2005 Fund - 2010    Fund         Fund
                                                              -------  ----------- ----------- ----------- -----------  ----------
Investments at net asset value:
 Franklin Valuemark Funds:
  Utility Equity Fund, 5,678 shares, cost $92,724..........  $103,231          -          -           -            -           -
  Zero Coupon Fund - 2000, 1,652 shares, cost $23,884......         -     25,088          -           -            -           -
  Zero Coupon Fund - 2005, 537 shares, cost $8,057.........         -          -      8,780           -            -           -
  Zero Coupon Fund - 2010, 460 shares, cost $6,894.........         -          -          -       7,495            -           -
  Templeton Global Income Securities Fund, 1,668 shares,
   cost $21,451............................................         -          -          -           -       22,722           -
  Income Securities Fund, 5,701 shares, cost $86,292.......         -          -          -           -            -      98,115
                                                             --------     ------     ------      ------       ------      ------
      Total assets.........................................   103,231     25,088      8,780       7,495       22,722      98,115
                                                             --------     ------     ------      ------       ------      ------
Liabilities:
 Accrued mortality and expense risk charges................         5          3          3           3            3           5
 Accrued administrative charges............................         1          -          -           -            -           1
                                                             --------     ------     ------      ------       ------      ------
      Total liabilities....................................         6          3          3           3            3           6
                                                             --------     ------     ------      ------       ------      ------
      Net assets...........................................  $103,225     25,085      8,777       7,492       22,719      98,109
                                                             ========     ======     ======      ======       ======      ======
Contract owners' equity (note 5)...........................  $103,225     25,085      8,777       7,492       22,719           9
                                                             ========     ======     ======      ======       ======      ======
 Accumulation units outstanding............................     4,998      1,358        428         348        1,354       4,519
                                                             ========     ======     ======      ======       ======      ======
 Accumulation unit value per unit..........................   $20.654     18.475     20.517      21.522       16.781      21.708
                                                             ========     ======     ======      ======       ======      ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
December 31, 1996
(In thousands except per unit data)

                                                              Templeton            Templeton    Templeton   Templeton   Templeton
                                                               Pacific    Rising International  Developing    Global   Global Asset
                                                               Growth   Dividends   Equity    Markets Equity  Growth    Allocation
                                                                Fund       Fund      Fund          Fund        Fund        Fund
                                                               -------   -------- ----------- -------------- --------  -----------
Investments at net asset value:
 Franklin Valuemark Funds:
  Templeton Pacific Growth Fund, 1,772 shares, cost $24,758.   $26,152         -          -            -          -           -
  Rising Dividends Fund, 3,373 shares, cost $37,522.........         -    51,938          -            -          -           -
  Templeton International Equity Fund, 4,555 shares,
   cost $59,120.............................................         -         -     70,367            -          -           -
  Templeton Developing Markets Equity Fund, 1,033 shares,
   cost $10,766.............................................         -         -          -       11,973          -           -
  Templeton Global Growth Fund, 2,109 shares, cost $24,277..         -         -          -            -     29,106           -
  Templeton Global Asset Allocation Fund, 299 shares,
   cost $3,359..............................................         -         -          -            -          -       3,762
                                                               -------    ------     ------       ------     ------      ------
      Total assets..........................................    26,152    51,938     70,367       11,973     29,106       3,762
                                                               -------    ------     ------       ------     ------      ------
Liabilities:
 Accrued mortality and expense risk charges.................         4         4          4            3          3           3
 Accrued administrative charges.............................         -         -          1            -          -           -
                                                               -------    ------     ------       ------     ------      ------
      Total liabilities.....................................         4         4          5            3          3           3
                                                               -------    ------     ------       ------     ------      ------
      Net assets............................................   $26,148    51,934     70,362       11,970     29,103       3,759
                                                               =======    ======     ======       ======     ======      ======
Contract owners' equity (note 5)............................   $26,148    51,934     70,362       11,970     29,103       3,759
                                                               =======    ======     ======       ======     ======      ======
 Accumulation units outstanding.............................     1,751     3,394      4,375        1,042      2,146         300
                                                               =======    ======     ======       ======     ======      ======
 Accumulation unit value per unit...........................   $14.932    15.303     16.081       11.487     13.560      12.514
                                                               =======    ======     ======       ======     ======      ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
December 31, 1996
(In thousands except per unit data)
                                                                                           Templeton
                                                                                         International Mutual     Mutual
                                                                                  Capital   Smaller   Discovery   Shares     Total
                                                                       Small Cap  Growth   Companies  Securities Securities   All
                                                                         Fund      Fund      Fund       Fund       Fund      Funds
                                                                       ---------  ------- ----------- ---------- ---------  -------
Investments at net asset value:
 Franklin Valuemark Funds:
  Small Cap Fund, 407 shares, cost $5,158...........................    $5,372        -          -          -         -
  Capital Growth Fund, 223 shares, cost $2,448......................         -    2,532          -          -         -
  Templeton International Smaller Companies Fund, 64 shares,
   cost $677........................................................         -        -        725          -         -
  Mutual Discovery Securities Fund, 27 shares, cost $275............         -        -          -        278         -
  Mutual Shares Securities Fund, 43 shares, cost $434...............         -        -          -          -       442
                                                                       -------   ------     ------     ------    ------
      Total assets..................................................     5,372    2,532        725        278       442    770,062
                                                                       -------   ------     ------     ------    ------    -------
Liabilities:
 Accrued mortality and expense risk charges.........................         3        3          3          -         -         75
 Accrued administrative charges.....................................         -        -          -          -         -          5
                                                                       -------   ------     ------     ------    ------    -------
      Total liabilities.............................................         3        3          3          -         -         80
                                                                       -------   ------     ------     ------    ------    -------
      Net assets....................................................    $5,369    2,529        722        278       442    769,982
                                                                       =======   ======     ======     ======    ======    =======
Contract owners' equity (note 5)....................................    $5,369    2,529        722        278       442    769,982
                                                                       =======   ======     ======     ======    ======    =======
 Accumulation units outstanding.....................................       416      225         65         27        43     43,898
                                                                       =======   ======     ======     ======    ======    =======
 Accumulation unit value per unit...................................   $12.913   11.254     11.145     10.180    10.330
                                                                       =======   ======     ======     ======    ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations
For the year ended December 31, 1996
(In thousands)

                                                                 Money   Growth and Precious   High   Real Estate U.S. Government
                                                                 Market     Income    Metals   Income  Securities    Securities
                                                                  Fund       Fund      Fund     Fund      Fund          Fund
                                                                 ------  ----------  -------   ------ -----------  --------------
Investment income:
 Dividends reinvested in fund shares..........................   $ 1,621      2,058      114    2,915        652        5,488
                                                                 -------     ------    -----   ------      -----       ------
Expenses:
 Mortality and expense risk charges...........................       407      1,112      113      464        205        1,040
 Administrative charges.......................................        49        133       14       56         25          125
                                                                 -------     ------    -----   ------      -----       ------
      Total expenses..........................................       456      1,245      127      520        230        1,165
                                                                 -------     ------    -----   ------      -----       ------
      Investment income (loss), net...........................     1,165        813      (13)   2,395        422        4,323
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.........         -      7,289      105      155          -            -
                                                                 -------     ------    -----   ------      -----       ------
  Realized gains (losses) on sales of investments:
   Proceeds from sales........................................    45,742     12,271    5,134   16,229      2,671       14,379
   Cost of investments sold...................................   (45,742)   (10,552)  (4,733) (15,052)    (2,196)     (14,419)
                                                                 -------     ------    -----   ------      -----       ------
      Total realized gains (losses) on sales of
       investments, net.......................................         -      1,719      401    1,177        475          (40)
                                                                 -------     ------    -----   ------      -----       ------
      Realized gains (losses) on investments, net.............         -      9,008      506    1,332        475          (40)
  Net change in unrealized appreciation (depreciation) on
   investments................................................         -        960     (480)     754      3,748       (2,399)
                                                                 -------     ------    -----   ------      -----       ------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net........         -      9,968       26    2,086      4,223       (2,439)
                                                                 -------     ------    -----   ------      -----       ------
Net increase (decrease) in net assets from operations.........   $ 1,165     10,781       13    4,481      4,645        1,884
                                                                 =======     ======    =====   ======      =====       ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations (cont.)
For the year ended December 31, 1996
(In thousands)
                                                                                                          Templeton   Investment
                                                              Utility     Zero       Zero       Zero    Global Income    Grade
                                                              Equity     Coupon     Coupon     Coupon    Securities   Intermediate
                                                               Fund     Fund-2000  Fund-2005  Fund-2010     Fund       Bond Fund
                                                              ------    ---------  ---------  --------- ------------- ------------
Investment income:
 Dividends reinvested in fund shares........................  $ 5,502      1,407        465       397       1,696         819
                                                               ------    -------    -------    ------     -------     -------
Expenses:
 Mortality and expense risk charges.........................    1,371        320        112        95         284         162
 Administrative charges.....................................      164         38         13        11          34          19
                                                               ------    -------    -------    ------     -------     -------
      Total expenses........................................    1,535        358        125       106         318         181
                                                               ------    -------    -------    ------     -------     -------
      Investment income (loss), net.........................    3,967      1,049        340       291       1,378         638
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.......        -         14          -       108           -           -
                                                               ------    -------    -------    ------     -------     -------
  Realized gains (losses) on sales of investments:
   Proceeds from sales......................................   21,660      3,492      1,880     2,947       3,972      17,097
   Cost of investments sold.................................  (20,008)    (3,337)    (1,747)   (2,761)     (3,865)    (16,737)
                                                               ------    -------    -------    ------     -------     -------
      Total realized gains (losses) on sales of
       investments, net.....................................    1,652        155        133       186         107         360
                                                               ------    -------    -------    ------     -------     -------
      Realized gains (losses) on investments, net...........    1,652        169        133       294         107         360
  Net change in unrealized appreciation (depreciation) on
   investments..............................................       (4)      (990)      (672)     (957)        271        (737)
                                                               ------    -------    -------    ------     -------     -------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net......    1,648       (821)      (539)     (663)        378        (377)
                                                               ------    -------    -------    ------     -------     -------
Net increase (decrease) in net assets from operations.......  $ 5,615        228       (199)     (372)      1,756         261
                                                               ======    =======    =======    ======     =======     =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations (cont.)
For the year ended December 31, 1996
(In thousands)

                                                                                    Templeton            Templeton     Templeton
                                                             Income  Adjustable U.S. Pacific   Rising  International   Developing
                                                           Securities  Government    Growth   Dividends   Equity     Markets Equity
                                                              Fund        Fund        Fund      Fund       Fund           Fund
                                                           ---------- ------------- --------- --------- ------------ --------------
Investment income:
 Dividends reinvested in fund shares......................  $ 4,813       1,013         799       912     1,626            92
                                                             ------     --------    -------    ------   -------       -------
Expenses:
 Mortality and expense risk charges.......................    1,186         144         345       566       796           129
 Administrative charges...................................      142          17          41        68        96            15
                                                             ------     --------    -------    ------   -------       -------
      Total expenses......................................    1,328         161         386       634       892           144
                                                             ------     --------    -------    ------   -------       -------
      Investment income (loss), net.......................    3,485         852         413       278       734           (52)
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.....      800           -         463         -     1,990           170
                                                             ------     --------    -------    ------   -------       -------
  Realized gains (losses) on sales of investments:
   Proceeds from sales....................................   10,171      17,081      12,517     4,769     9,752         2,310
   Cost of investments sold...............................   (9,284)    (17,814)    (11,609)   (3,837)   (8,796)       (2,183)
                                                             ------     --------    -------    ------   -------       -------
      Total realized gains (losses) on sales of
       investments, net...................................      887        (733)        908       932       956           127
                                                             ------     --------    -------    ------   -------       -------
      Realized gains (losses) on investments, net.........    1,687        (733)      1,371       932     2,946           297
  Net change in unrealized appreciation (depreciation) on
   investments............................................    3,616         356         605     8,111     8,342         1,405
                                                             ------     --------    -------    ------   -------       -------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net....    5,303        (377)      1,976     9,043    11,288         1,702
                                                             ------     --------    -------    ------   -------       -------
Net increase (decrease) in net assets from operations.....  $ 8,788         475       2,389     9,321    12,022         1,650
                                                             ======     ========    =======    ======   =======       =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations (cont.)
For the year ended December 31, 1996
(In thousands)
                                                                                         Templeton
                                                  Templeton  Templeton                 International  Mutual      Mutual
                                                   Global  Global Asset  Small  Capital   Smaller    Discovery    Shares     Total
                                                   Growth   Allocation    Cap   Growth   Companies  Securities  Securities    All
                                                    Fund       Fund      Fund    Fund      Fund        Fund        Fund      Funds
                                                   ------- ------------  ----- --------  --------   ----------  ----------  -------
Investment income:
 Dividends reinvested in fund shares............     $ 365        1         -       -          -          -           -      32,755
                                                    ------     ----    ------   -----     ------        ---         ---     -------
Expenses:
 Mortality and expense risk charges.............       288       27        19       7          3          -           -       9,195
 Administrative charges.........................        35        3         2       1          -          -           -       1,101
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Total expenses............................       323       30        21       8          3          -           -      10,296
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Investment income (loss), net.............        42      (29)      (21)     (8)        (3)         -           -      22,459
Realized gains (losses) and unrealized
 appreciation (depreciation) on investments:
  Realized capital gain distributions on mutual
   funds........................................       365        2         -       -          -          -           -      11,461
                                                    ------     ----    ------    ----     ------        ---         ---     -------
  Realized gains (losses) on sales of investments:
   Proceeds from sales..........................     1,137      229     6,080     460         93          -           -     212,073
   Cost of investments sold.....................    (1,007)    (213)   (5,985)   (440)       (91)         -           -    (202,408)
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Total realized gains (losses) on sales of
       investments, net.........................       130       16        95      20          2          -           -       9,665
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Realized gains (losses) on investments, net      495       18        95      20          2          -           -      21,126
  Net change in unrealized appreciation
  (depreciation) on investments...............       3,541      398       215      84         48          3           8      26,226
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Total realized gains (losses) and
       unrealized appreciation (depreciation) on
       investments, net........................      4,036      416       310     104         50          3           8      47,352
                                                   -------     ----    ------   -----     ------        ---         ---     -------
Net increase (decrease) in net assets from
 operations.....................................    $4,078      387       289      96         47          3           8      69,811
                                                   =======     ====    ======   =====     ======        ===         ===     =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                                 Growth and        Precious                        Real Estate
                                             Money Market Fund   Income Fund      Metals Fund  High Income Fund  Securities Fund
                                             -----------------   ------------     -----------  ----------------  ---------------
                                               1996     1995    1996     1995     1996   1995    1996    1995     1996    1995
                                              ------   ------  ------   ------   ------ ------  ------  ------   ------  ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net............  $ 1,165    1,272     813     (131)    (13)     1    2,395   1,556     422     258
  Realized gains (losses) on
   investments, net........................        -        -   9,008    2,371     506    194    1,332     184     475     186
  Net change in unrealized appreciation
   (depreciation) on investments...........        -        -     960   13,509    (480)  (159)     754   3,050   3,748   1,571
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
      Net increase (decrease) in net assets
       from operations.....................    1,165    1,272  10,781   15,749      13     36    4,481   4,790   4,645   2,015
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
 Contract transactions (note 5):
  Purchase payments........................   14,336   10,218  15,819    9,814   1,159    519    5,922   5,160   1,633     855
  Transfers between funds..................   (3,631)  (4,384)  6,402    9,626     669 (1,029)   1,603   4,955   1,434  (1,207)
  Surrenders and terminations..............   (7,844)  (9,094) (9,128)  (5,346)   (915)(1,297)  (5,831) (3,966) (1,728) (1,337)
  Rescissions..............................      (83)    (157)   (264)    (240)    (13)   (10)     (53)   (140)    (21)     (3)
  Other transactions (note 2)..............       (6)     (14)    (29)      21      (2)     9       (9)     26      28     (14)
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
      Net increase (decrease) in net assets
       resulting from contract
       transactions........................    2,772   (3,431) 12,800   13,875     898 (1,808)   1,632   6,035   1,346  (1,706)
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
Increase (decrease) in net assets..........    3,937   (2,159) 23,581   29,624     911 (1,772)   6,113  10,825   5,991     309
Net assets at beginning of year............   28,571   30,730  75,240   45,616   7,278  9,050   35,808  24,983  14,344  14,035
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
Net assets at end of year..................  $32,508   28,571  98,821   75,240   8,189  7,278   41,921  35,808  20,335  14,344
                                              ======   ======  ======   ======   =====  =====   ======  ======  ======  ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                              U.S. Government                        Zero Coupon    Zero Coupon     Zero Coupon
                                              Securities Fund   Utility Equity Fund   Fund-1995      Fund-2000       Fund-2005
                                              ---------------   -------------------  -----------    -----------     -----------
                                               1996      1995     1996      1995    1996    1995     1996   1995    1996   1995
                                              -------   ------   ------    ------   ----    ----     ----   ----    ----   ----
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net............   $ 4,323    4,337     3,967     4,316    -      252    1,049     703    340     222
  Realized gains (losses) on
   investments, net........................       (40)     267     1,652        56    -     (190)     169     127    133      93
  Net change in unrealized appreciation
   (depreciation) on investments...........    (2,399)   8,141        (4)   22,858    -      189     (990)  2,954   (672)  1,761
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
      Net increase (decrease) in net
       assets from operations..............     1,884   12,745     5,615    27,230    -      251      228   3,784   (199)  2,076
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
 Contract transactions (note 5):
  Purchase payments........................     7,463    6,927     5,199     5,661    -       98    2,220   4,576  1,208   1,474
  Transfers between funds..................    19,458      192    (9,257)       13    -   (4,137)  (1,036)  1,668   (671)    234
  Surrenders and terminations..............   (11,371) (10,634)  (14,003)  (12,439)   -   (1,151)  (2,141) (1,821)(1,026)   (674)
  Rescissions..............................      (165)    (103)      (61)      (78)   -        -      (85)    (85)   (64)    (57)
  Other transactions (note 2)..............       (19)      60       (11)      (59)   -       (3)     (10)    (10)    (2)     (5)
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
      Net increase (decrease) in net
       assets resulting from contract
       transactions........................    15,366   (3,558)  (18,133)   (6,902)   -   (5,193)  (1,052)  4,328   (555)    972
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
Increase (decrease) in net assets..........    17,250    9,187   (12,518)   20,328    -   (4,942)    (824)  8,112   (754)  3,048
Net assets at beginning of year............    82,935   73,748   115,743    95,415    -    4,942   25,909  17,797  9,531   6,483
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
Net assets at end of year..................  $100,185   82,935   103,225   115,743    -        -   25,085  25,909  8,777   9,531
                                              =======   ======   =======   =======   ===   =====   ======  ======  =====   =====

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                               Templeton    Investment Grade                     Adjustable U.S.
                                             Zero Coupon     Global Income    Intermediate         Income          Government
                                             Fund - 2010    Securities Fund     Bond Fund      Securities Fund        Fund
                                            ------------    --------------- ----------------   ---------------   ---------------
                                             1996    1995    1996    1995     1996     1995     1996     1995     1996     1995
                                            ------   -----  ------  ------   ------    -----   ------   ------   ------   ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net...........  $ 291     104    1,378     532      638      408    3,485    3,335      852      834
  Realized gains (losses) on
   investments, net.......................    294     136      107      (1)     360      113    1,687      728     (733)      30
  Net change in unrealized appreciation
   (depreciation) on investments..........   (957)  1,835      271   2,221     (737)     742    3,616   10,992      356      408
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------   ------
      Net increase (decrease) in net
       assets from operations.............   (372)  2,075    1,756   2,752      261    1,263    8,788   15,055      475    1,272
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------   ------
 Contract transactions (note 5):
  Purchase payments.......................  1,097   1,373    1,712   1,801      939    1,410   10,882    9,139    1,552    3,443
  Transfers between funds.................   (935)  1,450     (928) (2,122) (15,408)    (567)  (1,355)   3,107  (15,809)  (6,777)
  Surrenders and terminations.............   (595)   (546)  (2,722) (2,408)  (1,630)  (1,685) (10,309)  (9,000)  (1,613)  (1,984)
  Rescissions.............................    (27)    (37)      (1)    (56)     (14)    (109)    (259)    (300)     (53)    (109)
  Other transactions (note 2).............     (5)      6       50      (3)      40       30       (1)     (26)      25        6
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------    -----
      Net increase (decrease) in net
       assets resulting from contract
       transactions.......................   (465)  2,246   (1,889) (2,788) (16,073)    (921)  (1,042)   2,920  (15,898)  (5,421)
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------    -----
Increase (decrease) in net assets.........   (837)  4,321     (133)    (36) (15,812)     342    7,746   17,975  (15,423)  (4,149)
Net assets at beginning of year...........  8,329   4,008   22,852  22,888   15,812   15,470   90,363   72,388   15,423   19,572
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------   ------
Net assets at end of year................. $7,492   8,329   22,719  22,852        -   15,812   98,109   90,363        -   15,423
                                           ======   =====   ======  ======   ======   ======   ======   ======   ======   ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                                                                    Templeton
                                                                                   Templeton       Developing       Templeton
                                            Templeton Pacific      Rising        International       Markets         Global
                                               Growth Fund     Dividends Fund     Equity Fund      Equity Fund     Growth Fund
                                            -----------------  --------------    -------------     -----------     -----------
                                              1996     1995     1996    1995     1996    1995     1996    1995     1996    1995
                                             ------   ------   ------  ------   ------  ------   ------   -----   ------  ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net............   $ 413      122      278     234      734     137      (52)    (67)     42    (108)
  Realized gains (losses) on
   investments, net........................   1,371      178      932     172    2,946   1,571      297     (82)    495      40
  Net change in unrealized appreciation
   (depreciation) on investments...........     605    1,218    8,111   7,803    8,342   2,706    1,405     195   3,541   1,297
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
      Net increase (decrease) in net
       assets from operations..............   2,389    1,518    9,321   8,209   12,022   4,414    1,650      46   4,078   1,229
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
 Contract transactions (note 5):
  Purchase payments........................   2,063    2,320    5,191   3,197    6,974   6,496    2,224   1,669   6,947   4,462
  Transfers between funds..................     439   (3,819)   2,038   2,459    3,648  (1,789)   1,512     275   3,817   1,693
  Surrenders and terminations..............  (3,400)  (2,341)  (4,321) (2,693)  (6,296) (4,550)    (633)   (335) (1,698)   (719)
  Rescissions..............................     (20)     (28)     (78)    (85)     (18)   (162)     (32)      -    (114)    (13)
  Other transactions (note 2)..............     (17)       7       13      (2)      14       1       (6)     11      13       8
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
      Net increase (decrease) in net
       assets resulting from contract
       transactions........................    (935)  (3,861)   2,843   2,876    4,322      (4)   3,065   1,620   8,965   5,431
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
Increase (decrease) in net assets..........   1,454   (2,343)  12,164  11,085   16,344   4,410    4,715   1,666  13,043   6,660
Net assets at beginning of year............  24,694   27,037   39,770  28,685   54,018  49,608    7,255   5,589  16,060   9,400
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
Net assets at end of year.................. $26,148   24,694   51,934  39,770   70,362  54,018   11,970   7,255  29,103  16,060
                                             ======   ======   ======  ======   ======  ======   ======   =====  ======  ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                                              Templeton
                                        Templeton                           International  Mutual      Mutual
                                      Global Asset                 Capital     Smaller    Discovery    Shares
                                       Allocation       Small      Growth     Companies   Securities  Securities
                                          Fund        Cap Fund      Fund        Fund         Fund        Fund      Total All Funds
                                      -----------     --------     -------   -----------  ----------  ----------   ---------------
                                      1996    1995  1996  1995   1996  1995  1996  1995  1996   1995  1996  1995    1996      1995
                                      ----    ----  ----  ----   ----  ----  ----  ----  ----   ----  ---   ----    ----      ----
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net......  $ (29)   6    (21)   -     (8)   -     (3)   -     -      -      -    -     22,459    18,323
  Realized gains (losses) on
   investments, net..................     18    -     95    -     20    -      2    -     -      -      -    -     21,126     6,173
  Net change in unrealized
   appreciation (depreciation) on
   investments.......................    398    4    215    -     84    -     48    -     3      -      8    -     26,226    83,295
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
       Net increase (decrease) in net
        assets from operations.......    387   10    289    -     96    -     47    -     3      -      8    -     69,811   107,791
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
 Contract transactions (note 5):
  Purchase payments..................  1,950  210  1,263    -    788    -    229    -    18      -     50    -     98,838    80,822
  Transfers between funds............  1,240  159  3,907    -  1,776    -    446    -   257      -    384    -          -         -
  Surrenders and terminations........   (162)   -    (74)   -   (128)   -      -    -     -      -      -    -    (87,568)  (74,020)
  Rescissions........................    (35)   -    (15)   -     (3)   -      -    -     -      -      -    -     (1,478)   (1,772)
  Other transactions (note 2)........      -    -     (1)   -      -    -      -    -     -      -      -    -         65        49
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
      Net increase (decrease) in net
       assets resulting from contract
       transactions..................  2,993  369  5,080    -  2,433    -    675    -   275      -    434    -      9,857     5,079
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
Increase (decrease) in net assets...   3,380  379  5,369    -  2,529    -    722    -   278      -    442    -     79,668   112,870
Net assets at beginning of year......    379    -      -    -      -    -      -    -     -      -      -    -    690,314   577,444
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
Net assets at end of year...........  $3,759  379  5,369    -  2,529    -    722    -   278      -    442    -    769,982   690,314
                                       =====  ===  =====  ===  =====   ===   ===   ===  ===    ===    ===  ===    =======   =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements
December 31, 1996

1. Organization

Preferred Life Variable Account C (Variable Account) is a segregated investment account of Preferred Life Insurance Company of New York (Preferred Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established by Preferred Life on February 26, 1988 and commenced operations September 6, 1991. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Preferred Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Preferred Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Preferred Life may conduct.

The Variable Account's sub-accounts may invest, at net asset values, in one or more of the funds of the Franklin Valuemark Funds (FVF), managed by Franklin Advisers, Inc. or other of its affiliated adviser entities, in accordance with the selection made by the contract owner.

Certain officers and trustees of the FVF are also officers and/or directors of Franklin Advisers, Inc. and/or Preferred Life.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments of the Variable Account are valued daily at market value using net asset values provided by Franklin Advisers, Inc.

Realized investment gains include gains on the sale of fund shares as determined by the average cost method. Dividend distributions received from the FVF are reinvested in additional shares of the FVF and are recorded as income to the Variable Account on the ex-dividend date.

The Templeton Global Asset Allocation Fund was added as an available investment option on August 4, 1995. The Zero Coupon - 1995 Fund matured and was closed on December 15, 1995. The Small Cap Fund, Capital Growth Fund and Templeton International Smaller Companies Fund were added as available investment options on June 10, 1996. The Mutual Discovery Securities Fund and Mutual Shares Securities Fund were added as available investment options on December 2, 1996.

The Investment Grade Intermediate Bond Fund and Adjustable U.S. Government Fund were closed on October 25, 1996 when shares of the U.S. Government Securities Fund were substituted for all shares of both funds.

On May 1, 1995, the Equity Growth Fund name was changed to Growth and Income Fund. The Global Income Fund name was changed to Templeton Global Income Securities Fund on May 1, 1996.

Expenses

Asset Based Expenses

A mortality and expense risk charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 1.25% of the daily net assets of the Variable Account.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of the Variable Account.

Contract Based Expenses

A contract maintenance charge is paid by the contract owner annually from each contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges deducted during the years ended December 31, 1996 and 1995 were $468,180 and $475,980, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

2. Significant Accounting Policies (cont.)

Contract Based Expenses (cont.)

A contingent deferred sales charge is deducted from the contract value at the time of a surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender. For this purpose, purchase payments are allocated on a first-in, first-out basis. The amount of the contingent deferred sales charge is calculated by: (a) allocating purchase payments to the amount surrendered; and (b) multiplying each allocated purchase payment that has been held under the contract for the period shown below by the charge shown below:

                   Years Since Payment Charge
                   ------------------- ------
                          0-1           5%
                          1-2           5%
                          2-3           4%
                          3-4           3%
                          4-5          1.5%
                          5+            0%

and (c) adding the products of each multiplication in (b) above.

A contract owner may, not more frequently than once annually on a cumulative basis, make a surrender each contract year of fifteen percent (15%) of purchase payments paid less any prior surrenders without incurring a contingent deferred sales charge. For a partial surrender, the contingent deferred sales charge will be deducted from the remaining contract value, if sufficient; otherwise it will be deducted from the amount surrendered. Total contingent deferred sales charges paid by the contract owners for the years ended December 31, 1996 and 1995 were $1,012,666 and $1,304,496, respectively.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges for the years ended December 31, 1996 and 1995 were $11,086 and $9,505, respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Preferred Life may, at its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Preferred Life may have to deduct such amounts at a later date.

On certain contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to 9% of purchase payments less prior surrenders annually, paid quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year.

A rescission is defined as a contract that is returned to the company and canceled within the free-look period, generally within 10 days.

3. Investment Transactions

The sub-account purchases of fund shares, including reinvestment of dividend distributions, were as follows during the year ended December 31, 1996 (in thousands):

Money Market Fund.................................  $49,638
Growth and Income Fund............................   33,090
Precious Metals Fund..............................    6,115
High Income Fund..................................   20,371
Real Estate Securities Fund.......................    4,423
U.S. Government Securities Fund...................   33,976
Utility Equity Fund...............................    7,363
Zero Coupon Fund - 2000...........................    3,474
Zero Coupon Fund - 2005...........................    1,655
Zero Coupon Fund - 2010...........................    2,872
Templeton Global Income Securities Fund...........    3,437
Investment Grade Intermediate Bond Fund...........    1,645
Income Securities Fund............................   13,313
Adjustable U.S. Government Fund...................    2,012
Templeton Pacific Growth Fund.....................   12,431
Rising Dividends Fund.............................    7,847
Templeton International Equity Fund...............   16,740
Templeton Developing Markets Equity Fund..........    5,486
Templeton Global Growth Fund......................   10,491
Templeton Global Asset Allocation Fund............    3,196
Small Cap Fund....................................   11,143
Capital Growth Fund...............................    2,888
Templeton International Smaller Companies Fund....      769
Mutual Discovery Securities Fund..................      275
Mutual Shares Securities Fund.....................      434

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

4. Federal Income Taxes

Operations of the Variable Account form a part of, and are taxed with, operations of Preferred Life, which is taxed as a life insurance company under the Internal Revenue Code.

Preferred Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Preferred Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

5. Contract Transactions - Unit Activity (In thousands)

Transactions in units for each fund for the years ended December 31, 1996 and 1995 were as follows:

                                                               Growth                               U.S.             Zero    Zero
                                                         Money   and  Precious High  Real Estate Government Utility Coupon  Coupon
                                                        Market Income  Metals Income Securities  Securities Equity  Fund -  Fund -
                                                         Fund   Fund    Fund   Fund     Fund        Fund     Fund    1995    2000
                                                         -----  ----    ----  ------ ----------    ------    -----   ----    ----
Accumulation units outstanding at December 31, 1994....  2,487 3,452    647    1,710      900      5,331     6,317    344    1,158
Contract transactions:
 Purchase payments.....................................    809   638     38      314       53        450       333      7      273
 Transfers between funds...............................   (344)  626    (75)     305      (76)        12         4   (273)      98
 Surrenders and terminations...........................   (721) (355)   (94)    (247)     (82)      (701)     (730)   (78)    (107)
 Rescissions...........................................    (12)  (16)    (1)      (9)       -         (7)       (5)     -       (5)
 Other transactions....................................     (1)    1      1        2       (1)         4        (3)     -       (1)
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
      Net increase (decrease) in accumulation units
       resulting from contract transactions............   (269)  894   (131)     365     (106)      (242)     (401)  (344)     258
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
Accumulation units outstanding at December 31, 1995....  2,218 4,346    516    2,075      794      5,089     5,916      -    1,416
                                                         ===== =====    ====   =====     =====     =====     =====  =====    =====
Contract transactions:
 Purchase payments.....................................  1,093   882     73      329       83        462       265      -      123
 Transfers between funds...............................   (274)  360     37       84       68      1,177      (471)     -      (56)
 Surrenders and terminations...........................   (597) (501)   (59)    (321)     (87)      (700)     (708)     -     (119)
 Rescissions...........................................     (6)  (15)    (1)      (3)      (1)       (10)       (3)     -       (5)
 Other transactions....................................     (1)   (2)     -        -        2         (1)       (1)     -       (1)
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
      Net increase (decrease) in accumulation units
       resulting from contract transactions............    215   724     50       89       65        928      (918)     -      (58)
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
Accumulation units outstanding at December 31, 1996....  2,433 5,070    566    2,164      859      6,017     4,998      -    1,358
                                                         ===== =====    ====   =====     =====     =====     =====  =====    =====

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

5. Contract Transactions - Unit Activity (In thousands) (cont.)

                                                       Templeton
                                          Zero   Zero    Global    Investment             Adjustable Templeton           Templeton
                                         Coupon Coupon   Income      Grade       Income      U.S.     Pacific  Rising  International
                                         Fund - Fund - Securities Intermediate Securities Government   Growth Dividends   Equity
                                          2005   2010     Fund      Bond Fund     Fund       Fund       Fund    Fund       Fund
                                          -----  ----- ---------- -----------  ---------- ----------- ------- --------  -----------
Accumulation units outstanding at
 December 31, 1994....................     403    252     1,667      1,085       4,416      1,767       2,112    2,936     4,079
Contract transactions:
 Purchase payments....................      79     73       124         94         502        296         180      284       509
 Transfers between funds..............      14     76      (148)       (38)        168       (591)       (298)     215      (146)
 Surrenders and terminations..........     (37)   (27)     (167)      (114)       (501)      (172)       (181)    (246)     (356)
 Rescissions..........................      (3)    (2)       (4)        (7)        (17)        (9)         (2)      (7)      (13)
 Other transactions...................       -      -         -          2          (1)         -           -        -         -
                                          -----  ------  -------    -------     -------    -------     -------  ------   -------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.....      53    120      (195)       (63)        151       (476)       (301)     246        (6)
                                          -----  -----   -------    -------     -------    -------     -------  ------   -------
Accumulation units outstanding at
 December 31, 1995....................     456    372     1,472      1,022       4,567      1,291       1,811    3,182     4,073
                                          =====  =====   =======    =======     =======    =======     =======  ======   =======
Contract transactions:
 Purchase payments....................      61     54       109         61         537        128         140      388       479
 Transfers between funds..............     (34)   (47)      (58)      (980)        (69)    (1,284)         32      147       251
 Surrenders and terminations..........     (52)   (29)     (172)      (105)       (503)      (133)       (230)    (318)     (428)
 Rescissions..........................      (3)    (1)        -         (1)        (13)        (4)         (1)      (6)       (1)
 Other transactions...................       -     (1)        3          3          -           2          (1)       1         1
                                          -----   -----  -------    -------     -------    -------     -------  ------    ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.....     (28)   (24)     (118)    (1,022)        (48)    (1,291)        (60)     212       302
                                          -----  ------  -------    -------     -------    -------     -------  ------    ------
Accumulation units outstanding at
 December 31, 1996....................     428    348     1,354          -       4,519          -       1,751    3,394     4,375
                                          =====  =====   =======    =======     =======    =======     =======  ======    ======

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

5. Contract Transactions - Unit Activity (In thousands) (cont.)

                                                                                             Templeton
                                          Templeton   Templeton  Templeton                International  Mutual    Mutual
                                          Developing    Global  Global Asset Small Capital    Smaller  Discovery   Shares     Total
                                        Markets Equity  Growth   Allocation  Cap   Growth   Companies  Securities Securities   All
                                             Fund        Fund       Fund     Fund   Fund       Fund       Fund      Fund      Funds
                                         ------------ --------- ------------ ----- ------  -----------  ---------  --------   -----
Accumulation units outstanding at
 December 31, 1994......................       591        922        -          -      -         -           -        -      42,576
Contract transactions:
 Purchase payments......................       176        410       21          -      -         -           -        -       5,663
 Transfers between funds................        24        152       15          -      -         -           -        -        (280)
 Surrenders and terminations............       (35)       (67)       -          -      -         -           -        -      (5,018)
 Rescissions............................         -         (1)       -          -      -         -           -        -        (120)
 Other transactions.....................         1          1        -          -      -         -           -        -           5
                                            -------    -------    -----      -----  ----      ------      ------   ------    ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.......       166        495       36          -      -         -           -        -         250
                                            -------    -------    -----      -----  ----      ------      ------   ------    ------
Accumulation units outstanding at
 December 31, 1995......................       757      1,417       36          -      -         -           -        -      42,826
                                            =======    =======    =====      =====  ====      ======      ======   ======    ======
Contract transactions:
 Purchase payments......................       206        564      172        103     71        22           2        5       6,412
 Transfers between funds................       140        310      109        320    165        43          25       38          33
 Surrenders and terminations............       (58)      (136)     (14)        (6)   (11)        -           -        -      (5,287)
 Rescissions............................        (3)       (10)      (3)        (1)     -         -           -        -         (91)
 Other transactions.....................         -          1        -          -      -         -           -        -           5
                                            -------    -------    -----      -----  ----      ------      -------  ------    ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.......       285        729      264        416    225        65          27       43       1,072
                                            -------    -------    -----      -----  ----      ------      -------  ------    ------
Accumulation units outstanding at
 December 31, 1996......................     1,042      2,146      300        416    225        65          27       43      43,898
                                            =======    =======    =====      =====  ====      ======      =======  ======    ======


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values

A summary of accumulation unit values and accumulation units outstanding for variable annuity contracts and the expense ratios, including expenses of the underlying funds, for each of the five years in the period ended December 31, 1996 follows.

                                                                    Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                   (in thousands)    Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    ----------
Money Market Fund
December 31,
 1996...........................................................            2,433       $13.359       $ 32,508           1.83%
 1995...........................................................            2,218        12.883         28,571           1.80
 1994...........................................................            2,487        12.354         30,730           1.86
 1993...........................................................              627        12.066          7,566           2.06
 1992...........................................................              301        11.932          3,587           2.09

Growth and Income Fund
December 31,
 1996...........................................................            5,070        19.490         98,821           1.90
 1995...........................................................            4,347        17.310         75,240           1.92
 1994...........................................................            3,452        13.215         45,616           1.94
 1993...........................................................            2,402        13.677         32,857           1.98
 1992...........................................................            1,227        12.574         15,424           2.02

Precious Metals Fund
December 31,
 1996...........................................................              566        14.467          8,189           2.05
 1995...........................................................              516        14.109          7,278           2.06
 1994...........................................................              647        13.979          9,050           2.08
 1993...........................................................              391        14.464          5,656           2.08
 1992...........................................................               30         9.424            279           2.09

High Income Fund
December 31,
 1996...........................................................            2,164        19.375         41,921           1.94
 1995...........................................................            2,076        17.252         35,808           1.96
 1994...........................................................            1,710        14.608         24,984           2.00
 1993...........................................................            1,135        15.155         17,207           2.04
 1992...........................................................              266        13.278          3,532           2.08

Real Estate Securities Fund
December 31,
 1996...........................................................              859        23.668         20,335           1.97
 1995...........................................................              794        18.073         14,344           1.99
 1994...........................................................              900        15.594         14,035           2.02
 1993...........................................................              437        15.369          6,712           2.07
 1992...........................................................               77        13.095          1,012           2.09

U.S. Government Securities Fund
December 31,
 1996...........................................................            6,017        16.650        100,185           1.91
 1995...........................................................            5,089        16.298         82,935           1.92
 1994...........................................................            5,331        13.835         73,747           1.93
 1993...........................................................            6,108        14.698         89,774           1.94
 1992...........................................................            2,266        13.586         30,781           1.99


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values (cont.)

                                                                     Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                    (in thousands)   Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    -----------
Utility Equity Fund
December 31,
 1996...........................................................            4,998       $20.654       $103,225           1.90%
 1995...........................................................            5,916        19.555        115,743           1.90
 1994...........................................................            6,317        15.104         95,415           1.92
 1993...........................................................            7,479        17.319        129,527           1.91
 1992...........................................................            2,519        15.889         40,022           1.95

Zero Coupon Fund - 1995
December 31,
 1995 1.........................................................              269        15.200          4,082           1.80+
 1994...........................................................              344        14.380          4,942           1.80
 1993...........................................................              270        14.480          3,906           1.76
 1992...........................................................              171        13.665          2,343           1.65

Zero Coupon Fund - 2000
December 31,
 1996...........................................................            1,358        18.475         25,085           1.80
 1995...........................................................            1,416        18.294         25,910           1.80
 1994...........................................................            1,158        15.373         17,797           1.80
 1993...........................................................              795        16.717         13,297           1.77
 1992...........................................................              397        14.595          5,789           1.65

Zero Coupon Fund - 2005
December 31,
 1996...........................................................              428        20.517          8,777           1.80
 1995...........................................................              456        20.914          9,531           1.80
 1994...........................................................              403        16.096          6,483           1.80
 1993...........................................................              341        18.050          6,159           1.77
 1992...........................................................              108        14.975          1,622           1.65

Zero Coupon Fund - 2010
December 31,
 1996...........................................................              348        21.522          7,492           1.80
 1995...........................................................              371        22.431          8,329           1.80
 1994...........................................................              252        15.930          4,008           1.80
 1993...........................................................              193        18.144          3,502           1.65
 1992...........................................................               60        14.670            885           1.65

Templeton Global Income Securities Fund
December 31,
 1996...........................................................            1,354        16.781         22,719           2.01
 1995...........................................................            1,472        15.522         22,851           2.04
 1994...........................................................            1,667        13.726         22,888           2.11
 1993...........................................................            1,045        14.650         15,302           2.13
 1992...........................................................              406        12.733          5,164           2.07

Investment Grade Intermediate Bond Fund
December 31,
 1996 2.........................................................              891        15.740         14,032           2.00+
 1995...........................................................            1,023        15.463         15,812           2.01
 1994...........................................................            1,085        14.257         15,470           2.03
 1993...........................................................              893        14.389         12,850           2.06
 1992...........................................................              352        13.442          4,725           2.08


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values (cont.)

                                                                    Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                    (in thousands)   Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    -----------
Income Securities Fund
December 31,
 1996...........................................................            4,519       $21.708       $ 98,109           1.90%
 1995...........................................................            4,567        19.785         90,364           1.91
 1994...........................................................            4,416        16.392         72,389           1.94
 1993...........................................................            2,634        17.734         46,707           1.96
 1992...........................................................              668        15.163         10,128           2.07

Adjustable U.S. Government Fund
December 31,
 1996 2.........................................................              912        12.389         11,298           1.99+
 1995...........................................................            1,290        11.951         15,423           1.99
 1994...........................................................            1,767        11.077         19,571           1.97
 1993...........................................................            1,971        11.254         22,179           1.98
 1992...........................................................            1,453        11.020         16,007           2.00

Templeton Pacific Growth Fund
December 31,
 1996...........................................................            1,751        14.932         26,148           2.39
 1995...........................................................            1,812        13.630         24,693           2.41
 1994...........................................................            2,112        12.802         27,037           2.47
 1993...........................................................              915        14.233         13,023           2.54
 1992 3.........................................................               58         9.761            568           2.71+

Rising Dividends Fund
December 31,
 1996...........................................................            3,394        15.303         51,934           2.16
 1995...........................................................            3,182        12.498         39,770           2.18
 1994...........................................................            2,936         9.769         28,685           2.20
 1993...........................................................            2,772        10.327         28,623           2.19
 1992 3.........................................................              617        10.848          6,696           2.07+

Templeton International Equity Fund
December 31,
 1996...........................................................            4,375        16.081         70,362           2.29
 1995...........................................................            4,073        13.263         54,018           2.32
 1994...........................................................            4,079        12.161         49,607           2.39
 1993...........................................................            1,346        12.226         16,451           2.52
 1992 3.........................................................               88         9.642            849           3.17+

Templeton Developing Markets Equity Fund
December 31,
 1996...........................................................            1,042        11.487         11,970           2.89
 1995...........................................................              757         9.582          7,254           2.81
 1994 4.........................................................              591         9.454          5,589           2.93+

Templeton Global Growth Fund
December 31,
 1996...........................................................            2,146        13.560         29,103           2.33
 1995...........................................................            1,416        11.339         16,061           2.37
 1994 4.........................................................              922        10.201          9,400           2.54+

Templeton Global Asset Allocation Fund
December 31,
 1996...........................................................              300        12.514          3,759           2.26
 1995 5.........................................................               36        10.591            379           2.30+

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values (cont.)

                                                                     Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                    (in thousands)   Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    ----------
Small Cap Fund
December 31,
 1996 6.........................................................              416       $12.913        $ 5,369           2.17+%

Capital Growth Fund
December 31,
 1996 6.........................................................              225        11.254          2,529           2.17+

Templeton International Smaller Companies Fund
December 31,
 1996 6.........................................................               65        11.145            722           2.18+

Mutual Discovery Securities Fund
December 31,
 1996 7.........................................................               27        10.180            278           2.77+

Mutual Shares Securities Fund
December 31,
 1996 7.........................................................               43        10.330            442           2.40+

*For the year ended  December  31,  including  the effect of the expenses of the underlying  funds.
+Annualized.
1Period from January 1, 1995 to December 15, 1995 (fund closure).
2Period from January 1, 1996 to October 25, 1996 (fund closure).
3Period from March 10, 1992 (fund  commencement)  to December  31, 1992.
4Period from April 25, 1994 (fund  commencement) to December 31, 1994.
5Period from August 4, 1995 (fund  commencement) to December 31, 1995.
6Period from June 10, 1996 (fund  commencement)  to December  31,  1996.
7Period from December 2, 1996 (fund commencement) to December 31, 1996.





                        PREFERRED LIFE INSURANCE COMPANY
                                   OF NEW YORK


                              Financial Statements


                           December 31, 1996 and 1995

KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402






                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Preferred Life Insurance Company of New York:


We have audited the accompanying balance sheets of Preferred Life Insurance Company of New York (a wholly owned subsidiary of Allianz Life Insurance Company of North America) as of December 31, 1996 and 1995, and the related statements of income, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Life Insurance Company of New York as of December 31, 1996 and 1995, and the results of its operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, as discussed in note 1 to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.


                                            KPMG Peat Marwick LLP


February 4, 1997

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                                 Balance Sheets

                           December 31, 1996 and 1995
                        (in thousands except share data)


                                    Assets                                         1996                 1995
--------------------------------------------------------------------------------------------------------------
Investments:
           Fixed maturities, at market                                          $ 20,412               15,128
           Certificates of deposit and short-term securities                       2,389                  800
--------------------------------------------------------------------------------------------------------------
                    Total investments                                             22,801               15,928
Cash                                                                               4,976                3,233
Receivables                                                                        4,046                4,820
Reinsurance receivable:
    Recoverable on future policy benefit reserves                                    162                  161
    Recoverable on unpaid claims                                                   9,674               11,515
    Receivable on paid claims                                                      1,393                1,522
Prepaid insurance premiums                                                           429                  431
Deferred acquisition costs                                                        38,245               38,586
Accrued investment income                                                            295                  228
Other assets                                                                         111                  959
--------------------------------------------------------------------------------------------------------------
                    Assets, exclusive of separate account assets                  82,132               77,383
Separate account assets                                                          769,981              690,262
--------------------------------------------------------------------------------------------------------------
                    Total assets                                                $852,113              767,645
==============================================================================================================

                      Liabilities and Stockholder's Equity
--------------------------------------------------------------------------------------------------------------
Liabilities:
    Future life policy benefit reserves                                         $  1,219                  594
    Future annuity benefit reserves                                                  325                    6
    Policy and contract claims                                                    25,119               26,167
    Unearned premiums                                                              1,887                2,330
    Other policyholder funds                                                         679                  691
    Reinsurance payable                                                            2,133                1,252
    Deferred income taxes                                                          8,740                6,510
    Accrued expenses and other liabilities                                         2,462                3,985
    Commissions due and accrued                                                      822                  824
    Payable to parent                                                              1,102                  663
--------------------------------------------------------------------------------------------------------------
                    Liabilities, exclusive of separate account liabilities        44,488               43,022
Separate account liabilities                                                     769,981              690,262
--------------------------------------------------------------------------------------------------------------
                    Total liabilities                                            814,469              733,284
Stockholder's equity:
    Common stock, $10 par value; 200,000 shares
       authorized, issued and outstanding                                          2,000                2,000
    Additional paid-in capital                                                    15,500               15,500
    Net unrealized (loss) gain on investments,
       net of deferred federal income taxes                                          (34)                 274
    Retained earnings                                                             20,178               16,587
--------------------------------------------------------------------------------------------------------------
                    Total stockholder's equity                                    37,644               34,361
Commitments and contingencies (notes 6 and 11)
--------------------------------------------------------------------------------------------------------------
                    Total liabilities and stockholder's equity                  $852,113              767,645
==============================================================================================================

See accompanying notes to financial statements.


                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                              Statements of Income

                  Years Ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                                        1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------

Revenue:
   Life insurance premiums                                           $  9,174               10,291               10,465
   Annuity considerations                                              11,725               10,679                8,781
   Accident and health premiums                                        22,105               22,406               24,586
------------------------------------------------------------------------------------------------------------------------
                    Total premiums and considerations                  43,004               43,376               43,832

   Premiums ceded                                                      11,574               13,462               16,341
------------------------------------------------------------------------------------------------------------------------
                    Net premiums and considerations                    31,430               29,914               27,491

   Investment income, net                                               1,220                  605                  371
   Realized investment losses, net                                        (62)                 (13)                (113)
------------------------------------------------------------------------------------------------------------------------
                    Total revenue                                      32,588               30,506               27,749
------------------------------------------------------------------------------------------------------------------------

Benefits and expenses:
   Life insurance benefits                                              5,971                8,202               10,577
   Annuity benefits                                                       202                 (100)                 357
   Accident and health insurance benefits                              13,406               14,743               15,455
------------------------------------------------------------------------------------------------------------------------
                    Total benefits                                     19,579               22,845               26,389

   Benefit recoveries                                                   6,614                9,116               11,999
------------------------------------------------------------------------------------------------------------------------
                    Net benefits                                       12,965               13,729               14,390

   Commissions and other agent compensation                             8,596                7,278               12,974
   General and administrative expenses                                  3,576                3,132                3,079
   Taxes, licenses and fees                                               688                  479                  943
   Change in deferred acquisition costs, net                              341               (1,009)              (8,090)
------------------------------------------------------------------------------------------------------------------------
                    Total benefits and expenses                        26,166               23,609               23,296
------------------------------------------------------------------------------------------------------------------------

                    Income from operations before
                              income taxes                              6,422                6,897                4,453
------------------------------------------------------------------------------------------------------------------------

Income tax expense (benefit):
   Current                                                                435                 (109)                 154
   Deferred                                                             2,396                1,612                1,099
------------------------------------------------------------------------------------------------------------------------
                    Total income tax expense                            2,831                1,503                1,253
------------------------------------------------------------------------------------------------------------------------


                    Net income                                       $  3,591                5,394                3,200
========================================================================================================================

See accompanying notes to financial statements.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                       Statements of Stockholder's Equity

                  Years Ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                                        1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------

Common stock:
   Balance at beginning and end of year                              $  2,000                2,000                2,000
------------------------------------------------------------------------------------------------------------------------


Additional paid-in capital:
   Balance at beginning of year                                        15,500               15,500                9,000
   Additional contribution from parent                                      0                    0                6,500
------------------------------------------------------------------------------------------------------------------------

   Balance at end of year                                              15,500               15,500               15,500
------------------------------------------------------------------------------------------------------------------------


Net unrealized gains (losses) on investments:
   Balance at beginning of year                                           274                 (268)                   0
   Cumulative effect of the implementation of SFAS
            No. 115, net of deferred federal income taxes                   0                    0                   82
   Net unrealized gain (loss) during the year,
            net of deferred federal income taxes                         (308)                 542                 (350)
------------------------------------------------------------------------------------------------------------------------

   Balance at end of year                                                 (34)                 274                 (268)
------------------------------------------------------------------------------------------------------------------------

Retained earnings:
   Balance at beginning of year                                        16,587               11,193                7,993
   Net income                                                           3,591                5,394                3,200
------------------------------------------------------------------------------------------------------------------------

   Balance at end of year                                              20,178               16,587               11,193
------------------------------------------------------------------------------------------------------------------------

               Total stockholder's equity                            $ 37,644               34,361               28,425
========================================================================================================================

See accompanying notes to financial statements.


                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                             Statements of Cash Flow

                  Years Ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                                        1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------

Cash flows used in operating activities:
   Net income                                                        $  3,591                5,394                3,200
------------------------------------------------------------------------------------------------------------------------

   Adjustments  to  reconcile  net income to net cash used in operating activities:
            Realized losses on investments                                 62                   13                  113
            Deferred federal income tax expense                         2,396                1,612                1,099
            Change in:
               Receivables and other assets                             3,526                   62               (2,320)
               Deferred acquisition costs                                 341               (1,009)              (8,090)
               Future policy benefit reserves                             944                 (182)                 238
               Policy and contract claims                              (1,048)              (1,145)               5,296
               Unearned premiums                                         (443)                  45                  196
               Other policyholder funds                                   (12)                (194)                 410
               Reinsurance payable                                        881                 (806)                (884)
               Accrued expenses and other liabilities                  (1,523)                (158)               1,968
               Commissions due and accrued                                 (2)                 (56)              (1,024)
               Due to parent                                              439                   97                  573
            Depreciation and amortization                                 (46)                (185)                 (63)
            Other, net                                                      0                    0                  (46)
------------------------------------------------------------------------------------------------------------------------
                    Total adjustments                                   5,515               (1,906)              (2,534)
------------------------------------------------------------------------------------------------------------------------

                    Net cash from (used in) operating activities        9,106                3,488                  666
------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities:
   Purchase of fixed maturities, at market                             (8,525)             (15,328)                   0
   Sale of fixed maturities, at market                                  2,654                4,522                3,428
   Other investments, net                                              (1,492)               2,589               (3,133)
------------------------------------------------------------------------------------------------------------------------
                    Net cash from (used in) investing activities       (7,363)              (8,217)                 295
------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities:
   Capital contribution from parent                                         0                    0                6,500
   Net change in bank overdraft                                             0                    0               (1,240)
------------------------------------------------------------------------------------------------------------------------
                    Net cash from financing activities                      0                    0                5,260
------------------------------------------------------------------------------------------------------------------------

                    Net increase (decrease) in cash                     1,743               (4,729)               6,221

Cash at beginning of year                                               3,233                7,962                1,741
------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                 $   4,976                3,233                7,962
========================================================================================================================

See accompanying notes to financial statements.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preferred Life Insurance Company of New York (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life) which, in turn, is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), a majority-owned subsidiary of Allianz A.G. Holding, a Federal Republic of Germany company.

The Company is a life insurance company licensed to sell group life and accident and health and individual variable annuity policies in six states and the District of Columbia. Based on 1996 gross premium volume, 7%, 17% and 76% of the Company's business is life, accident and health and annuity, respectively. The Company's primary distribution channels are through strategic alliances with third party marketing organizations. The Company has a significant relationship with a mutual fund company and its broker/dealer network for marketing its variable annuity products.

Following is a summary of the significant accounting policies reflected in the accompanying financial statements.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from accounting rules prescribed or permitted by state insurance regulatory authorities. Certain amounts as previously reported have been reclassified to be consistent with the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from management's estimates.

RECOGNITION  OF  TRADITIONAL  LIFE,  GROUP  LIFE AND GROUP  ACCIDENT  AND HEALTH
REVENUE

Traditional life products include products with guaranteed premiums and benefits and consist solely of policies converted from group life business.

Premiums on traditional life and group life products are recognized as income when due. Group accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses are matched with earned premiums so that profits are recognized over the premium paying periods of the contracts. This matching is accomplished by establishing provisions for future policy benefits and policy and contract claims, and deferring and amortizing related policy acquisition costs.

RECOGNITION OF VARIABLE ANNUITY REVENUE

Variable annuity contracts do not have significant mortality or morbidity risks and are accounted for in a manner consistent with interest bearing financial instruments. Accordingly, premium receipts are reported as deposits to the contractholder's account, while revenues consist of amounts assessed against contractholders including surrender charges and earned administrative service fees. Benefits consist of claims and benefits incurred in excess of the contractholder's balance.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)


DEFERRED ACQUISITION COSTS

Acquisition costs, consisting of commissions and other costs, which vary with and are primarily related to production of new business, are deferred. For variable annuity contracts, acquisition costs are amortized in relation to the present value of expected gross profits from investment margins and expense charges. Acquisition costs for group life and group accident and health products are deferred and amortized over the lives of the policies in the same manner as premiums are earned. Deferred acquisition costs amortized during 1996, 1995 and 1994 were $6,541, $4,517 and $3,739, respectively.

FUTURE POLICY BENEFIT RESERVES

Future policy benefits on life insurance products are computed by net level premium methods and the commissioners reserve valuation method based upon estimated future investment yield and mortality, commensurate with the Company's experience.

Future policy benefit reserves for variable annuity products are carried at accumulated contract values. Any additional reserves for any death benefits which may exceed the accumulated contract values are carried at an amount greater than or equal to a one year term cost.

POLICY AND CONTRACT CLAIMS

Policy and contract claims represent an estimate of claims and claim adjustment expenses that have been reported but not yet paid and incurred but not yet reported as of December 31.

INVESTMENTS

On January 1, 1994, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost. Debt and equity securities bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either "held-to-maturity securities" or "trading securities" are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of deferred income taxes. SFAS No. 115 did not permit retroactive application of its provisions. The Company classified all of its debt and equity investment portfolio as "available-for-sale securities" at January 1, 1994.

Realized gains and losses are computed based on the specific identification method.

Short term investments, which include certificate of deposits, are carried at amortized cost which approximates market.

As of December 31, 1996 and 1995, investments with a carrying value of $1,596 and $1,665, respectively, were pledged to the New York Superintendent of Insurance as required by statutory regulation.

The fair values of invested assets are deemed by management to approximate their estimated market values. Changes in market conditions subsequent to December 31 may cause estimates of fair values to differ from the amounts presented herein.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)


REINSURANCE

Insurance liabilities are reported before the effects of reinsurance. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as reinsurance receivables. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

SEPARATE ACCOUNTS

Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the contractholders. Each account has specific investment objectives and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

Fair values of separate account assets were determined using the market value of the investments held in segregated fund accounts. Fair values of separate account liabilities were determined using the cash surrender values of the contractholders' accounts.

INCOME TAXES

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

RECEIVABLES

Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year end including the financial condition and credit worthiness of the parties underlying the receivables. Changes in market conditions subsequent to year end may cause estimates of fair values to differ from the amounts presented herein.

ACCOUNTING CHANGES

In 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of by a company. No adjustments were made to the financial statements upon adoption of this pronouncement.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)
(2)  INVESTMENTS

     Investments at December 31, 1996 consist of:
                                                                               Amount
                                       Amortized          Estimated           shown on
                                          cost               fair              balance
                                        or cost              value              sheet
----------------------------------------------------------------------------------------

Fixed maturities:
    U.S. Government                   $   19,571             19,506            19,506
    Mortgage backed securities               894                906               906
----------------------------------------------------------------------------------------

       Total fixed maturities             20,465             20,412            20,412
========================================================================================

Other investments:
   Short-term securities                   2,389            XXXXXXX             2,389
----------------------------------------------------------------------------------------

       Total other investments             2,389            XXXXXXX             2,389
----------------------------------------------------------------------------------------

       Total investments              $   22,854            XXXXXXX            22,801
========================================================================================

At December 31, 1996 and 1995, the amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of fixed maturities are as follows:

                                                                Gross              Gross             Estimated
                                           Amortized          unrealized         unrealized            fair
                                             cost               gains             losses               value
----------------------------------------------------------------------------------------------------------------
1996:
    U.S. Government                       $   19,571                 66                131             19,506
    Mortgage backed securities                   894                 12                  0                906
----------------------------------------------------------------------------------------------------------------

Total fixed maturities                    $   20,465                 78                131             20,412
================================================================================================================

1995:
    U.S. Government                       $   13,749                380                  0             14,129
    Mortgage backed securities                   957                 42                  0                999
----------------------------------------------------------------------------------------------------------------

Total fixed maturities                    $   14,706                422                  0             15,128
================================================================================================================

The changes in unrealized gains (losses) from fixed maturities were $(475), $835 and $(540) for the years ended December 31, 1996, 1995 and 1994, respectively.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

The amortized cost and estimated fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Amortized       Estimated
                                                             cost          fair value
-------------------------------------------------------------------------------------------
      Due after one year through five years               $   6,077           6,011
      Due after five years through ten years                 13,494          13,495
      Mortgage backed securities                                894             906
-------------------------------------------------------------------------------------------

      Totals                                              $  20,465          20,412
===========================================================================================

Proceeds from sales of investments in available-for-sale securities during 1996, 1995 and 1994 were $2,654, $4,522 and $3,428, respectively. Gross gains of $0, $64 and $110 and gross losses of $62, $77 and $209 were realized on sales of available-for-sale securities in 1996, 1995 and 1994, respectively. The related tax benefit was $22, $4 and $35 in 1996, 1995 and 1994, respectively.

Net realized  investment  losses for the respective  years ended December 31 are summarized as follows:
                                                   1996              1995               1994
--------------------------------------------------------------------------------------------------
Fixed maturities, at market                      $  (62)              (13)               (99)
Other                                                 0                 0                (14)
--------------------------------------------------------------------------------------------------
           Net losses before taxes                  (62)              (13)              (113)

Tax benefit on net realized losses                  (22)               (4)               (38)
--------------------------------------------------------------------------------------------------

           Net losses after tax benefit          $  (40)               (9)               (75)
==================================================================================================

Major  categories  of net  investment  income  for the  respective  years  ended
December 31 are:
                                                    1996                  1995                1994
--------------------------------------------------------------------------------------------------------
Interest:
    Fixed maturities, at market                 $   1,132                  410                 309
    Short-term investments                             98                    0                   0
    Other                                               1                  201                  69
--------------------------------------------------------------------------------------------------------
        Total investment income                     1,231                  611                 378

Investment expenses                                    11                    6                   7
--------------------------------------------------------------------------------------------------------

        Net investment income                   $   1,220                  605                 371
========================================================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(3)  SUMMARY TABLE OF FAIR VALUE DISCLOSURES

                                                            1996                          1995
----------------------------------------------------------------------------------------------------------
                                                  Carrying          Fair         Carrying       Fair
                                                   Amount           Value         Amount        Value
                                                 ----------        -------      ----------     -------
Financial assets
----------------
   Fixed maturities, at market

       U.S. Government                         $   19,506       $   19,506     $  14,129    $   14,129
       Mortgage backed securities                     906              906           999           999

   Certificates of deposit
       and other short term investments             2,389            2,389           800           800

   Receivables                                      4,046            4,046         4,820         4,820

   Separate account assets                        769,981          769,981       690,262       690,262

Financial liabilities
---------------------
   Separate account liabilities                   769,981          756,349       690,262       672,655

----------------------------------------------------------------------------------------------------------

See Note 1 "Summary of Significant Accounting Policies" for description of the methods and significant assumptions used to estimate fair values.


(4)  RECEIVABLES

Receivables at December 31 consist of the following:

                                                    1996          1995
---------------------------------------------------------------------------
Premiums due                                   $   3,318         3,468
Reinsurance commission receivable                    450           371
Due from administrators                                0           198
Other                                                278           783
---------------------------------------------------------------------------

   Total receivables                           $   4,046         4,820
===========================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(5)  ACCIDENT AND HEALTH CLAIMS RESERVES

Accident and health claims reserves are based on long-range projections subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 1996 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves which are small relative to the amount of such reserves could significantly impact future reported earnings of the Company.

Activity in the accident and health claims reserves, exclusive of hospital indemnity and AIDS reserves of $293, $287 and $205 in 1996, 1995 and 1994, respectively, is summarized as follows:

                                                           1996          1995          1994
-------------------------------------------------------------------------------------------------
Balance at January 1, net of reinsurance
   recoverables of $9,249, $10,049 and $8,117         $   11,000         10,149        7,823

Incurred related to:
   Current year                                           11,372         10,502       10,061
   Prior years                                            (3,079)        (2,245)      (2,839)
-------------------------------------------------------------------------------------------------
Total incurred                                             8,293          8,257        7,222
-------------------------------------------------------------------------------------------------

Paid related to:
   Current year                                            1,458          1,097        1,073
   Prior years                                             6,500          6,309        3,823
-------------------------------------------------------------------------------------------------
Total paid                                                 7,958          7,406        4,896
-------------------------------------------------------------------------------------------------

Balance at December 31, net of reinsurance
   recoverables of $7,476, $9,249 and $10,049         $   11,335         11,000       10,149
=================================================================================================

Due to lower than anticipated losses related to prior years, the provision for claims and claim adjustment expenses decreased.

(6)  REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $50 coverage per individual life.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

Included in reinsurance receivables at December 31, 1996 and 1995 are recoverables on paid and unpaid claims from Allianz Life for $1,554 and $1,556, respectively. A contingent liability exists to the extent that Allianz Life or the Company's unaffiliated reinsurers are unable to meet their contractual obligations under reinsurance contracts. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

Life insurance, annuities and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                    Percentage
                                                     Assumed           Ceded                         of amount
                                      Gross         from other         to other         Net           assumed
      Year ended                      amount        companies         companies        amount          to net
-----------------------------------------------------------------------------------------------------------------
December 31, 1996:

Life insurance In force           $ 1,700,286             0            647,863       1,052,423         0.0%
-----------------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                       9,174             0              2,304           6,870         0.0%
   Annuities                           11,725             0                  0          11,725         0.0%
   Accident and health insurance       15,482         6,623              9,270          12,835        51.6%
-----------------------------------------------------------------------------------------------------------------

      Total premiums                   36,381         6,623             11,574          31,430        21.1%
=================================================================================================================

December 31, 1995:

Life insurance In force           $ 1,826,979             0            715,945       1,111,034         0.0%
-----------------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                      10,291             0              2,642           7,649         0.0%
   Annuities                           10,679             0                  0          10,679         0.0%
   Accident and health insurance       15,717         6,689             10,820          11,586        57.7%
-----------------------------------------------------------------------------------------------------------------

      Total premiums                   36,687         6,689             13,462          29,914        22.4%
=================================================================================================================

December 31, 1994:

Life insurance In force           $ 1,320,843             0            740,856         579,987         0.0%
-----------------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                      10,467            (2)             2,898           7,567         0.0%
   Annuities                            8,781             0                  0           8,781         0.0%
   Accident and health insurance       15,759         8,827             13,443          11,143        79.2%
-----------------------------------------------------------------------------------------------------------------

      Total premiums                   35,007         8,825             16,341          27,491        32.1%
=================================================================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

Of the amounts assumed from and ceded to other companies, life and accident and health insurance assumed from and ceded to Allianz Life is as follows:

                                                 Assumed                           Ceded
                                    ---------------------------------    ------------------------------
                                      1996        1995       1994         1996      1995      1994
-------------------------------------------------------------------------------------------------------
Life insurance in force             $     0           0          0        2,432     2,930     2,745
-------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                   $     0           0          0           36        55        69
   Accident and health insurance      2,547       2,959      2,600          766       921       784
-------------------------------------------------------------------------------------------------------
   Total premiums                   $ 2,547       2,959      2,600          802       976       853
=======================================================================================================

(7)  INCOME TAXES

INCOME TAX EXPENSE

Total  income tax  expenses  (benefits)  for the years ended  December 31 are as follows:
                                                                   1996             1995           1994
-------------------------------------------------------------------------------------------------------------
Income tax expense attributable to operations:

   Current tax expense (benefit)                             $      435             (109)           154

   Deferred tax expense                                           2,396            1,612          1,099
-------------------------------------------------------------------------------------------------------------
Total income tax expense attributable to operations          $    2,831            1,503          1,253

Income tax effect on equity:

   Income tax allocated to stockholder's equity,
      Adoption of SFAS No. 115                                        0                0             44
      Attributable to unrealized gains and losses
         for the year                                              (166)             292           (189)
-------------------------------------------------------------------------------------------------------------
Total income tax effect on equity                            $    2,665            1,795          1,108
=============================================================================================================

COMPONENTS OF INCOME TAX EXPENSE

Income tax expense computed at the statutory rate of 35% varies from tax expense reported in the Statements of Income for the respective  years ended December 31 as follows:
                                                         1996         1995       1994
-----------------------------------------------------------------------------------------
Income tax expense computed at the statutory rate  $    2,248        2,414      1,558
Other                                                     583         (911)      (305)
-----------------------------------------------------------------------------------------
       Income tax expense as reported              $    2,831        1,503      1,253
=========================================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET

Tax effects of temporary  differences giving rise to the significant  components of the net  deferred  tax  liabilities  at  December  31,  1996  and 1995 are as follows:
                                           1996       1995
----------------------------------------------------------------
Deferred tax assets:
   Future policy benefit reserves       $ 3,427      4,808
   Unrealized losses on investments          19          0
----------------------------------------------------------------

       Total deferred tax assets          3,446      4,808
================================================================

Deferred tax liabilities:
   Deferred acquisition costs            10,757     10,481
   Unrealized gains on investments            0        147
   Investments                            1,429        690
----------------------------------------------------------------

       Total deferred tax liabilities    12,186     11,318
================================================================

Net deferred tax liability              $ 8,740      6,510
================================================================

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

The Company files a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company accrues income taxes payable to Allianz Life under AZOA intercompany tax allocation agreements. The Company's liability for current taxes was $504 and $142 as of December 31, 1996 and 1995, respectively, and is included in payable to parent in the liablity section of the accompanying balance sheet.


(8)  RELATED PARTY TRANSACTIONS

In 1994, Allianz Life contributed additional paid-in capital to the Company of $6,500.

Allianz Life performs certain administrative services for the Company. The Company reimbursed Allianz Life $1,246, $1,115 and $1,994 in 1996, 1995 and 1994, respectively, for related administrative expenses incurred. The Company's liability to Allianz Life for incurred but unpaid service fees as of December 31, 1996 and 1995 was $598 and $521, respectively, and is included in payable to parent in the liability section of the accompanying balance sheet.

AZOA's investment division manages the Company's investment portfolio. The Company paid AZOA $11, $5 and $4 in 1996, 1995 and 1994, respectively, for investment advisory fees. The Company had no incurred but unpaid fees to AZOA as of December 31, 1996 and 1995.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(9)  EMPLOYEE BENEFIT PLANS

The Company participates in the Allianz Primary Retirement Plan (Primary Retirement Plan), a defined contribution plan. The Company makes contributions to a money purchase pension plan on behalf of eligible participants. All employees are eligible to participate in the Primary Retirement Plan after two years of service. The contributions are based on a percentage of the participant's salary with the participants being 100% vested upon eligibility. It is the Company's policy to fund the plan costs as accrued. Total pension contributions were $29, $16 and $18 in 1996, 1995 and 1994, respectively.

The Company participates in the Allianz Asset Accumulation Plan (Allianz Plan), a defined contribution plan sponsored by AZOA. Under the Allianz Plan provisions, the Company will match from 50% to 100% of eligible employees' contributions up to a maximum of 6% of a participant's compensation. The total Company match for 1996, 1995 and 1994 Plan participants was 100%. All employees are eligible to participate after one year of service and are fully vested in the Company's matching contribution after three years of service. The Allianz Plan will accept participants' pretax or after-tax contributions up to 15% of the participant's compensation. It is the Company's policy to fund the Allianz Plan costs as accrued. The Company accrued $41, $5 and $35 in 1996, 1995 and 1994, respectively, toward planned contributions.

(10) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in determining statutory policyholders' surplus and gain from operations. These items include, among others, deferred acquisition costs, furniture and fixtures, accident and health premiums receivable which are more than 90 days past due, deferred taxes and undeclared dividends to policyholders. Additionally, future life and annuity policy benefit reserves calculated for statutory accounting do not include provisions for withdrawals.

The differences between stockholder's equity and net income reported in accordance with statutory accounting practices and the accompanying financial statements for the years ended December 31 are as follows:

                                            Stockholder's equity                Net Income
                                        ---------------------------   --------------------------------
                                                1996        1995         1996      1995      1994
------------------------------------------------------------------------------------------------------
Statutory basis                             $ 21,886      18,359        2,358     2,821      (796)
Adjustments:
  Change in reserve basis                    (13,696)    (17,857)       4,070     3,281    (2,812)
  Deferred acquisition costs                  38,245      38,586         (341)    1,009     8,090
  Deferred taxes                              (8,740)     (6,510)      (2,396)   (1,612)   (1,099)
  Nonadmitted assets                             154         119            0         0         0
  Interest maintenance reserve                   (68)         31          (99)     (105)     (183)
  Asset Valuation Reserve                          7           2            0         0         0
  Liability for unauthorized reinsurers            0       1,209            0         0         0
  Unrealized losses on investments               (53)        422            0         0         0
  Other                                          (91)          0           (1)        0         0
------------------------------------------------------------------------------------------------------
     As reported in the
        accompanying financial statements   $ 37,644      34,361        3,591     5,394     3,200
======================================================================================================

The Company is required to meet minimum capital and surplus requirements. At December 31, 1996 and 1995, the Company was in compliance with these requirements. In accordance with New York Statutes, the Company may not pay a stockholder dividend without prior approval by the Superintendent of Insurance. The Company paid no dividends in 1996, 1995 and 1994.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

REGULATORY RISK BASED CAPITAL

An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Enterprises below specific triggerpoints or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows:

                                  Ratio of total adjusted capital to
                                  authorized control level risk-based
   Regulatory Event               Capital (less than or equal to)
  ------------------             -------------------------------------
   Company action level             2 (or 2.5 with negative trends)
   Regulatory action level                     1.5
   Authorized control level                     1
   Mandatory control level                     0.7

The Company met the minimum risk-based capital requirements as of December 31, 1996 and 1995.

PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company is required to file annual statements with insurance regulatory authorities which are prepared on an accounting basis prescribed or permitted by such authorities. Currently prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently has a project underway to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definition of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to existing accounting policies that insurance enterprises use to prepare their statutory financial statements. The Company does not currently use permitted statutory accounting practices which have a significant impact on its statutory financial statements.

STATE EXAMINATION

Preferred Life is currently under routine examination by the New York State Department of Insurance. No matters of significance or adjustments to Preferred Life's statutory financial statements have been brought to management's attention as a result of this examination.

(11) COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position of the Company.

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(12) SUPPLEMENTARY INSURANCE INFORMATION

The following table summarizes certain financial information by line of business for 1996, 1995 and 1994:


                               As of December 31                                 For the year ended December 31
                    ---------------------------------------------  ----------------------------------------------------------------
                                    Future                                               Benefits,   Net
                                    policy                 Other    Premium               claims     change
                                    benefits,              policy   revenue               losses,     in
                        Deferred    losses,                claims   and other   Net       and        policy
                         policy     claims                  and     contract    invest-  settle-     acquisi-   Other    Premiums
                       acquistion   and loss  Unearned    benefits  consider-   ment      ment        tion    operating  written
                          costs     expense   premiums    payable    ations     income   expenses    cost (a)  expenses     (b)
-----------------------------------------------------------------------------------------------------------------------------------
1996:
Life insurance         $    290     1,219        908        5,151      6,870     268      4,371        (27)      2,297
Annuities                37,855       325          0          864     11,725       0        202        265       7,069
Accident and
 health insurance           100         0        979       19,104     12,835     952      8,392        103       3,494
-----------------------------------------------------------------------------------------------------------------------------------

                       $ 38,245     1,544      1,887       25,119     31,430   1,220     12,965        341      12,860
===================================================================================================================================

1995:
Life insurance         $    263       594        844        5,615      7,649     104      5,428         (6)      2,374
Annuities                38,120         6          0           16     10,679       0       (100)    (1,008)      6,180
Accident and
 health insurance           203         0      1,486       20,536     11,586     501      8,401          5       2,335
-----------------------------------------------------------------------------------------------------------------------------------

                       $ 38,586       600      2,330       26,167     29,914     605     13,729     (1,009)     10,889
===================================================================================================================================

1994:
Life insurance         $    257       511        834        6,909      7,567      80      6,702        (47)      2,275
Annuities                37,112       271          0            0      8,781       0        357     (8,121)     12,200
Accident and
 health insurance           208         0      1,451       20,403     11,143     291      7,331         78       2,521
-----------------------------------------------------------------------------------------------------------------------------------

                       $ 37,577       782      2,285       27,312     27,491     371     14,390     (8,090)     16,996
===================================================================================================================================

(a) See note 1 for aggregate gross amortization.

(b) Premiums written are not applicable for life insurance companies.





                                    PART C

                               OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

a.      Financial  Statements

     The following financial statements of the Insurance Company are included in Part B:

     1.     Independent  Auditors'  Report
     2.     Balance  Sheets  as  of  December  31,  1996  and  1995
     3.     Statements of Income for the years ended December 31, 1996, 1995 and  1994
     4. Statements of Stockholder's Equity for the years ended December 31, 1996, 1995 and 1994
     5. Statements of Cash Flow for the years ended December 31, 1996, 1995 and 1994
     6.     Notes to Financial Statements - December 31, 1996, 1995 and 1994


     The following financial statements of the Separate Account are included in Part B:

     1.     Independent  Auditors'  Report
     2.     Statements  of Assets and Liabilities as of December 31, 1996
     3.     Statements of Operations for the year ended December 31, 1996
     4. Statements of Changes in Net Assets for the years ended December 31, 1996 and 1995
     5.     Notes  to  Financial  Statements  -  December  31,  1996


b.      Exhibits

     1.     Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account*
     2.     Not  Applicable
     3.     Principal  Underwriter  Agreement
     4.     Individual  Variable  Annuity  Contract*
     4a.    Waiver  of  Contingent  Deferred  Sales  Charge  Endorsement*
     4b.    Enhanced  Death  Benefit  Endorsement*
     5.     Application  for  Individual  Variable  Annuity  Contract*
     6.(i)  Copy  of  Articles  of  Incorporation  of  the  Company*
      (ii)  Copy  of  the  Bylaws  of  the  Company (to be filed by Amendment)
     7.     Not  Applicable
     8.     Form  of  Fund  Participation  Agreement*
     9.     Opinion  and  Consent  of  Counsel
    10.     Independent  Auditors'  Consent
    11.     Not  Applicable
    12.     Not  Applicable
    13.     Calculation  of  Performance  Information
    14.     Company  Organizational  Chart*
    27.     Not  Applicable

    * Incorporated by reference to Registrant's N-4 filing (File Nos. 333-19699 and 811-05716) as electronically filed on January 13, 1997.

ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The  following  are  the  Officers  and  Directors  of  the  Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
------------------------------  ---------------------------------

Lowell C. Anderson              Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Ronald L. Wobbeking             Chairman, Chief Executive Officer
1750 Hennepin Avenue            and Director
Minneapolis, MN 55403

Thomas G. Brown                 Director
One Liberty Plaza,
45th Floor
New York, NY 10006

Edward J. Bonach                Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Alan A. Grove                   Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Shannon Hendricks               Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470

Reinhard Obermueller            Director
560 Lexington Avenue
New York, NY 10022

Robert S. James                 Director
1750 Hennepin Avenue
Minneapolis, MN  55403

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Thomas J. Lynch                 President, Chief
1750 Hennepin Avenue            Marketing Officer
Minneapolis, MN 55403           and Director

Carol B. Shaw                   Second Vice President
152 W. 57th Street, 18th Floor
New York, NY 10019

Timothy J. Tongson              Appointed Actuary
1750 Hennepin Avenue
Minneapolis, MN 55403

W. Michael Carroll              Director
48 Comell Road
P.O. Box 867
Latham, NY 12110

Stephen R. Herbert              Director
900 Third Avenue
New York, NY 10022

Jack F. Rockett                 Director
140 E. 95th Street, Suite 6A
New York, NY 10129

ITEM    26.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
           OR  REGISTRANT

The Company organizational chart was filed as Exhibit 14 to Registrant's N-4 as filed on January 13, 1997 and is incorporated herein by reference.

ITEM  27.      NUMBER  OF  CONTRACT  OWNERS

Not  Applicable.

ITEM  28.      INDEMNIFICATION

The  Bylaws  of  the  Company  provide  that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.      PRINCIPAL  UNDERWRITERS

     a. NALAC Financial Plans, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b.  The following are the officers and directors of NALAC Financial Plans
LLC:

Name & Principal        Positions and Offices
Business Address           with Underwriter
----------------------  ----------------------
Alan A. Grove           Director
1750 Hennepin Avenue
Minneapolis, MN 55403

James P. Kelso          Director
1750 Hennepin Ave.
Minneapolis, MN 55403

Thomas B. Clifford      President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J.  Yates       Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403



c.          Not  Applicable

ITEM  30.      LOCATION  OF  ACCOUNTS  AND  RECORDS

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM  31.      MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.      UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section  403(b)(11)  to  the  attention  of  the  potential  participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this registration statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 2nd day of May, 1997.


                              PREFERRED  LIFE  VARIABLE  ACCOUNT  C
                                           (Registrant)

                              By: PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                            (Depositor)

                              By:  /S/ALAN  A.  GROVE
                                  ___________________________________________
                                     Alan  A.  Grove

                              PREFERRED  LIFE  INSURANCE  COMPANY  OF NEW YORK


                              By:  /S/ALAN  A.  GROVE
                                  ___________________________________________
                                     Alan  A.  Grove

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title


Lowell C. Anderson*       Director                   5/2/97
------------------------                             ------
Lowell C. Anderson

Ronald L. Wobbeking*      Chairman, Chief Executive  5/2/97
------------------------  Officer and Director       ------
Ronald L. Wobbeking

Shannon Hendricks*        Treasurer                  5/2/97
------------------------                             -------
Shannon Hendricks

Alan A. Grove*            Secretary and Director     5/2/97
------------------------                             ------
Alan A. Grove

Thomas G. Brown*          Director                   5/2/97
------------------------                             ------
Thomas G. Brown

Edward J. Bonach*         Director                   5/2/97
------------------------                             -------
Edward J. Bonach

Robert S. James*          Director                   5/2/97
------------------------                             ------
Robert S. James

Thomas J. Lynch*          Director                   5/2/97
------------------------                             ------
Thomas J. Lynch

Dennis Marion*            Director                   5/2/97
------------------------                             ------
Dennis Marion

Eugene T. Wilkinson*      Director                   5/2/97
------------------------                             ------
Eugene T. Wilkinson

Eugene Long*              Director                   5/2/97
------------------------                             ------
Eugene Long

Reinhard W. Obermueller*  Director                   5/2/97
------------------------                             ------
Reinhard W. Obermueller

------------------------  Director                   ------
W. Michael Carroll

------------------------  Director                   ------
Stephen R. Herbert

------------------------  Director                   ------
Jack F. Rockett

                                     *  By  /S/ALAN  A.  GROVE
                                          ____________________________________
                                          Alan  A.  Grove,  Attorney-in-Fact




                                   EXHIBITS

                                      TO

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                      TO

                                   FORM  N-4

                     (FILE  NOS.  333-19699  AND  811-05716)

                      PREFERRED  LIFE  VARIABLE  ACCOUNT  C

                 PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK

                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE

EX-99.B3         Principal Underwriter's Agreement

EX-99.B9         Opinion and Consent of Counsel

EX-99.B10        Independent Auditors' Consent

EX-99.B13        Calculation of Performance Information